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RECEIVED
2010 JUL 14 A 9:-2


10016001

6 July 2010

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 15 April 2010 up to 25 June 2010, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 06 April 2010 up to 30 June 2010 (ESOS 795 – ESOS 809).

Yours truly

Shireena Woon
Vice President, Legal

encl

dlw 7/14

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

SINGAPORE EXCHANGE

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Listed Companies Info

RECEIVED 2010 JUL 14 A 9:2 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Announcements



Have the new listing information all in a glance

Announcement Period: Last 3 Months

Company Name: SINGAPORE AIRPORT TRML SVCSLTD

Announcement Category: Select Announcement Category



	Company	Announcement Title	Date	Time
40	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: NOTICE OF ANNUAL GENERAL MEETING (AGM) AND EXTRAORDINARY GENERAL MEETING (EGM)	Jun 25 2010	12:52:51 PM
37	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS' SUBSIDIARY SIGNS JOINT VENTURE AGREEMENT TO DEVELOP AN INTEGRATED PIG FARM IN THE PEOPLE'S REPUBLIC OF CHINA	May 21 2010	05:07:30 PM
10	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: REPORT OF PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATED TO A DIRECTOR, CEO OR SUBSTANTIAL SHAREHOLDER	May 21 2010	09:12:40 AM
81	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS' SUBSIDIARY WINS CATERING SERVICES CONTRACT FOR YOG	May 13 2010	05:20:14 PM
4	SINGAPORE AIRPORT TRML SVCSLTD	NOTICE OF BOOK CLOSURE DATE FOR DIVIDEND	May 05 2010	07:56:26 AM
3	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS' SUBSIDIARY WINS A$224 MILLION SAF CONTRACT	May 05 2010	07:11:16 AM
2	SINGAPORE AIRPORT TRML SVCSLTD	FULL YEAR RESULTS * FINANCIAL STATEMENT AND RELATED ANNOUNCEMENT	May 05 2010	07:08:08 AM

35	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS AWARDED TECHNICAL RAMP LICENCE AT CHANGI AIRPORT	Apr 27 2010	12:53:54 PM
17	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: INCORPORATION OF AIR INDIA SATS AIRPORT SERVICES PRIVATE LIMITED	Apr 21 2010	12:43:22 PM
46	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS AND AIR INDIA INK JOINT VENTURE AGREEMENT	Apr 16 2010	12:54:43 PM
95	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS RELEASES 4Q AND FY 2009/10 FINANCIAL RESULTS ON 5 MAY 2010	Apr 15 2010	05:27:50 PM

All Rights Reserved. Copyright (c) 2003 Singapore Exchange Ltd. Company Reg. No. 199904940D



MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	25-Jun-2010 12:53:26
Announcement No.	00040

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	Notice of Annual General Meeting (AGM) and Extraordinary General Meeting (EGM)
Description	Singapore Airport Terminal Services Limited will be holding its AGM and EGM on Friday, 30 July 2010. The Notices of AGM and EGM are attached below.
Attachments	Notice_of_AGM.pdf Notice_of_EGM.pdf Total size = **77K** (2048K size limit recommended)



Notice of Annual General Meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 37th Annual General Meeting of the Company will be held at the Marina Mandarin Ballroom, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594, on Friday 30 July 2010 at 9.30 a.m. to transact the following business:

Ordinary Business

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2010 and the Auditors' Report thereon.

2. To declare a final tax-exempt (one-tier) dividend of 8 cents per share for the year ended 31 March 2010.

3. To re-elect Mr Keith Tay Ah Kee, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Khaw Kheng Joo, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To re-elect Mr Edmund Cheng Wai Wing, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6. To re-elect Mr David Heng Chen Seng, who will retire in accordance with Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

7. To appoint Mr Nihal Vijaya Devadas Kaviratne CBE as Director pursuant to Article 89 of the Company's Articles of Association.

8. To re-appoint Messrs Ernst & Young LLP as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

9. To approve payment of Directors' fees of S$1,051,318 for the year ended 31 March 2010.

10. To approve payment of Directors' fees of up to S$1,308,200 for the year ending 31 March 2011.

Special Business

Ordinary Resolutions

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

11. That authority be and is hereby given to the Directors of the Company to:

    (a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

    (ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

    at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

    (b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

    provided that:

    (1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 5 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

    (2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage

of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

12. That the Directors be and are hereby authorised to:

(a) grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company ("**Shares**") as may be required to be issued pursuant to the exercise of options under the SATS Employee Share Option Plan ("**Share Option Plan**") and/or such number of fully paid Shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"),

provided that:

(i) the aggregate number of new Shares to be allotted and issued pursuant to the Share Plans shall not exceed 15 percent of the total number of issued Shares (excluding treasury shares) from time to time; and

(ii) the aggregate number of Shares under awards to be granted pursuant to the Performance Share Plan and/or the Restricted Share Plan during the period commencing from the date of this Annual General Meeting of the Company and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1 percent of the total number of issued Shares (excluding treasury shares) from time to time.

13. To transact any other business which may arise and can be transacted at an annual general meeting.

Closure of Books

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders of the final dividend being obtained at the 37th Annual General Meeting of the Company to be held on 30 July 2010, the Transfer Books and Register of Members of the Company will be closed on 6 August 2010 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrar, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 5 August 2010 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 5 August 2010 will be entitled to the proposed final dividend.

The final dividend, if approved by shareholders, will be paid on 18 August 2010.

BY ORDER OF THE BOARD

Shireena Johan Woon
Company Secretary

Dated this 25th day of June 2010
Singapore

Notice of Annual General Meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Explanatory Notes

1. In relation to Ordinary Resolution Nos. 3, 4 and 5, Mr Keith Tay Ah Kee, Mr Khaw Kheng Joo and Mr Edmund Cheng Wai Wing will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance**" in the SATS Annual Report for FY2009-10 for more information relating to Mr Tay, Mr Khaw and Mr Cheng. Mr Tay is currently the Chairman of the Audit Committee and is also a member of the Nominating Committee. Mr Khaw is currently the Chairman of the Nominating Committee and is also a member of the Board Risk Committee. Mr Cheng is the Chairman of the Board and is also the Chairman of both the Board Executive Committee and the Remuneration and Human Resource Committee. Mr Tay, Mr Khaw and Mr Cheng are considered by the Nominating Committee to be independent Directors.

2. In relation to Ordinary Resolution No. 6, Mr David Heng Chen Seng will be retiring from office at the Annual General Meeting pursuant to Article 90 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance**" in the SATS Annual Report for FY2009-10 for more information relating to Mr Heng. Mr Heng is currently a member of both the Board Executive Committee and the Board Risk Committee. Mr Heng is considered by the Nominating Committee to be a non-independent Director.

3. In relation to Ordinary Resolution No. 7, Mr Kaviratne is proposed to be appointed as an additional Director pursuant to Article 89 of the Company's Articles of Association. Please refer to the section on "**Board of Directors**" in the SATS Annual Report for FY2009-10 for more information relating to Mr Kaviratne. Upon his appointment, the Nominating Committee will consider Mr Kaviratne to be an independent Director.

4. Ordinary Resolution No. 9 is to approve the payment of Directors' fees of S$1,051,318 for the year ended 31 March 2010, for services rendered by Directors on the Board as well as on various Board Committees. The scale of fees for computation of the said Directors' fees is set out in the section on "**Corporate Governance**" in the SATS Annual Report for FY2009-10.

5. Ordinary Resolution No. 10 is to approve the payment of Directors' fees of up to S$1,308,200 for the current financial year ("**FY2010-11**"). If approved, the proposal will facilitate the payment of Directors' fees during the financial year in which such fees are incurred. The amount of Directors' fees has been computed on the basis of the anticipated number of Board and Board Committee meetings for FY2010-11, assuming attendance in person by all the Directors at such meetings, at the scale of fees set out in the section on "**Corporate Governance**" in the SATS Annual Report for FY2009-10, and also caters for additional fees (if any) which may be payable due to additional Board or Board Committee members being appointed in the course of FY2010-11. If for unforeseen reasons, payments are required to be made to the Directors in excess of the amount proposed, the Company will revert to shareholders for approval at the subsequent Annual General Meeting before any such payments are made.

6. Ordinary Resolution No. 11, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Ordinary Resolution will not exceed 50 percent of the issued shares (excluding treasury shares) in the capital of the Company with a sub-limit of 5 percent for issues other than on a *pro rata* basis. The 5 percent sub-limit for non-*pro rata* issues is lower than the 20 percent sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent bonus issue, consolidation or subdivision of shares.

7. Ordinary Resolution No. 12, if passed, will empower the Directors to offer and grant awards pursuant to the Performance Share Plan and/or the Restricted Share Plan and to allot and issue Shares pursuant to the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, provided that:

   (a) the aggregate number of new Shares which may be issued under the Share Option Plan, the Performance Share Plan and the Restricted Share Plan is limited to 15 percent of the total number of issued Shares (excluding treasury shares) from time to time; and

   (b) the aggregate number of Shares under awards which may be granted pursuant to the Performance Share Plan and/or the Restricted Share Plan from this Annual General Meeting to the next Annual General Meeting shall not exceed 1 percent of the total number of issued Shares (excluding treasury shares) from time to time.

   The Share Option Plan was adopted by the Company in February 2000 and the last grant of options thereunder was made on 1 July 2008. The Performance Share Plan and the Restricted Share Plan were adopted at an Extraordinary General Meeting of the Company held on 19 July 2005 and were amended in 2006 and 2010.

Notes

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Airport Terminal Services Limited (the "**Company**") will be held at Marina Mandarin Ballroom, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594, on 30 July 2010 at 9.45 a.m. (or as soon thereafter following the conclusion or adjournment of the 37th Annual General Meeting of the Company to be held at 9.30 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolutions 1 and 2 will be proposed as Ordinary Resolutions and Resolutions 3 and 4 will be proposed as Special Resolutions:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Mandate for Interested Person Transactions

That:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Circular to Shareholders dated 25 June 2010 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 1 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Resolution 2: Ordinary Resolution
The Proposed Adoption of the Share Purchase Mandate

That:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(a) market purchase(s) on the SGX-ST; and/or

(b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the basis set out below) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed, in the case of both a market purchase of a Share and an off-market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 3: Special Resolution
The Proposed Alterations to Article 4 of the Articles of Association of the Company

That Article 4 of the Articles of Association of the Company be altered in the manner and to the extent as set out in Appendix 3 to the Circular.

Resolution 4: Special Resolution
The Proposed Change of Name of the Company

That the name of the Company be changed from "Singapore Airport Terminal Services Limited" to "SATS Ltd." and that the name "SATS Ltd." be substituted for "Singapore Airport Terminal Services Limited" wherever the latter name appears in the Memorandum and Articles of Association of the Company.

By Order of the Board

Shireena Johan Woon (Ms)
Company Secretary

25 June 2010
Singapore

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Extraordinary General Meeting.
3. The Company may use internal or external sources of funds to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Company and the Company and its subsidiaries for the financial year ended 31 March 2010, based on certain assumptions, are set out in paragraph 3.7 of the Circular.

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	21-May-2010 17:08:05
Announcement No.	00037

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	SATS' SUBSIDIARY SIGNS JOINT VENTURE AGREEMENT TO DEVELOP AN INTEGRATED PIG FARM IN THE PEOPLE'S REPUBLIC OF CHINA
Description	Please see attachment.
Attachments	SATS-Jilin-PressRelease-SGX.pdf Total size = **23K** (2048K size limit recommended)

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Media Release May/10

SATS' SUBSIDIARY SIGNS JOINT VENTURE AGREEMENT TO DEVELOP AN INTEGRATED PIG FARM IN THE PEOPLE'S REPUBLIC OF CHINA

Singapore, 21 May 2010 – Singapore Airport Terminal Services Limited (SATS) announces that its wholly-owned subsidiary, Singapore Food Industries Pte Ltd (SFI), has signed a joint venture agreement today with Jilin China-Singapore Food Zone Development Construction Investment Co. Ltd (JCS) and DaChan Food (Asia) Co. Ltd (DaChan) to set up a modern, integrated pig farm (IPF) in Yongji County, Jilin Province, the People's Republic of China (JV Agreement).

The new JV company – Jilin Zhong Xin Cheng Food Co. Ltd – is expected to be incorporated in the next few months, with a registered capital of RMB160 million (approximately S$32 million). State-owned enterprise JCS will hold a 40 percent stake in the JV company, while SFI and DaChan will each take a 30 percent equity stake.

First mooted by the Jilin City Government, the IPF will constitute an integrated end-to-end supply chain, from feed mill and breeding to slaughtering and meat processing. The IPF will be developed over approximately six years in three phases. The first phase will involve the start-up of pig breeder and model finisher farms for 100,000 pigs annually as well as a slaughterhouse. In the second phase, pig production is expected to increase to 300,000 pigs annually and a feed production facility will be set up. In the final phase, the pig production is expected to rise to 1 million pigs annually.

The development of the IPF will see SFI sharing its expertise in food safety and in the production, marketing and distribution of food products. Together, the JV partners aim to have the IPF project recognised as the first food and mouth disease-free zone in the People's Republic of China by both the Chinese Ministry of Agriculture and the World Organisation for Animal Health, through traceability in the entire pork production process. The IPF will comply with the international animal health and food safety standards as well as those standards and requirements of the Agri-Food & Veterinary Authority of Singapore (AVA).

Ms Tan Poh Hong, Chief Executive of AVA said: "The IPF will enable Singapore to diversify its sources of pork supply to meet the growing consumption needs of Singaporeans. It represents an important and strategic step towards securing a safe, reliable and sustainable supply of pork for our country in the long term."

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G

Mr Poon Choon Liang, Chief Operating Officer of SFI remarked: "We are pleased to work with our partners, alongside the AVA, to spearhead this ground-breaking investment in Jilin Province towards an end-to-end supply of pork. Endowed with huge land space and rich natural resources, Jilin Province is sparsely populated, making it conducive for animal farming and in meeting the requisite bio-security isolation requirements."

To market and distribute the meat products from the IPF in the domestic market as well as overseas, SFI intend to set up a separate JV company with a local partner in Jilin. It also aims to secure distribution rights to help other establishments in the China Jilin (Singapore) Modern Agricultural Cooperation Food Zone to market and distribute their products in the region.

In addition to the signing of the JV Agreement, SFI has, on behalf of JCS and DaChan, inked the Investment Agreement for the development of the IPF with the Yongji County Government.

The JV Agreement is not expected to have any material impact on the consolidated net tangible assets per share and earnings per share of SATS for the current financial year.

---- End ----

About Singapore Airport Terminal Services Limited (SATS)

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information, please visit www.sats.com.sg

About Singapore Food Industries Pte Ltd (SFI)

SFI, a wholly owned subsidiary of SATS, is Singapore's only integrated food logistics and catering supplier. Its core businesses are food distribution, food preparation, manufacturing and processing as well as hog auction and abattoir.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G



SFI also has significant operations in the United Kingdom (UK), which encompass the manufacture and supply of consumer staples such as chilled soups, juices, ready meals, desserts and fresh cut fruits to leading UK retailers.

Investor and Media Contacts:

Sandy Leng (Ms)
AVP, Investor Relations
SATS
Tel: (65) 6541 8200
Tel: (65) 9018 5168
Email: sandy_leng@sats.com.sg

Jonathan Sanchez (Mr) / Delicia Tan (Ms)
Regional Director Asia Pacific / Senior Manager
Edelman Public Relations
Tel: (65) 6347 2311 / 63472325
Tel: (65) 9069 5600 / 9877 6100
Email: jonathan.sanchez@edelman.com
delicia.tan@edelman.com

P.O.A. 21/05/10 

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	21-May-2010 09:13:29
Announcement No.	00010

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Announcement Title *	Report of persons occupying managerial positions who are related to a director, CEO or substantial shareholder
Description	Pursuant to Rule 704(11) of the Listing Manual, Singapore Airport Terminal Services Limited (the "Company") wishes to announce that to the best of its knowledge, there is no person occupying a managerial position in the Company or any of its principal subsidiaries, who is a relative of a Director or the Chief Executive Officer or a substantial shareholder of the Company.
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MISCELLANEOUS

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	13-May-2010 17:20:59
Announcement No.	00081

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Announcement Title *	SATS' SUBSIDIARY WINS CATERING SERVICES CONTRACT FOR YOG
Description	
Attachments	YOGcontract_PressRelease.pdf Total size = **21K** (2048K size limit recommended)

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Media Release May/10

SATS' SUBSIDIARY WINS CATERING SERVICES CONTRACT FOR YOG

Singapore, 13 May 2010 – SATS (Singapore Airport Terminal Services Limited) is pleased to announce that its subsidiary, Singapore Food Industries (SFI), has been awarded a S$5.5 million catering services contract by the Singapore Youth Olympics Games Organising Committee (SYOGOC) for the inaugural Singapore 2010 Youth Olympic Games (YOG).

The scope of services for this contract encompasses the proposal for a meal ordering system and management of all meal requirements at the Youth Olympic Village (YOV) and the Games venues. It also covers the provision of meals for up to 7,000 young athletes, Games officials and volunteers at the YOV.

As early as August 2009, an integrated project team comprising representatives from the respective units of SATS was formed. Led by SFI, the project team studied the SYOGOC's requirements and developed a proposal for the contract tender.

Said Mr Clement Woon, President & Chief Executive Officer of SATS: "We are delighted that the SYOGOC has appointed SFI as its food solutions partner for this iconic international sporting event. Winning the contract not only affirms our Group's competence in developing innovative and effective catering and hospitality solutions for large scale events, it also demonstrates that we are well-positioned to access growth opportunities in the hospitality and tourism sectors at home."

Mr Poon Choon Liang, SFI's Chief Operating Officer, added: "Our catering concept for the prestigious YOG leverages on the group's cook-chill capabilities and strength in vegetable and fruit processing as well as our strong logistics and operational planning competencies in providing mass catering solutions for large scale events. Together, we are committed to deliver a seamless and enjoyable dining experience for all participants at the Games."

The new contract is not expected to have any material impact on the consolidated net tangible assets per share and earnings per share of SATS for the current financial year.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G



About SATS (Singapore Airport Terminal Services Limited)

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information, please visit www.sats.com.sg

About Singapore Food Industries Pte Ltd (SFI)

SFI, a wholly owned subsidiary of SATS, is Singapore's only integrated food logistics and catering supplier. Its core businesses are food distribution, food preparation, manufacturing and processing, and hog auction and abattoir. It also has significant operations in the United Kingdom (UK) and Australia.

SFI's UK operations encompass the manufacture and supply of consumer staples such as chilled soups, juices, ready meals, desserts and fresh cut fruits to leading UK retailers. In Australia, it has two subsidiaries – PIQ and another one in seafood processing.

Investor and Media Contacts:

Sandy Leng (Ms)
AVP, Investor Relations
SATS
Tel: (65) 6541 8200
Tel: (65) 9018 5168
Email: sandy_leng@sats.com.sg

Jonathan Sanchez (Mr) / Delicia Tan (Ms)
Regional Director Asia Pacific / Senior Manager
Edelman Public Relations
Tel: (65) 6347 2311 / 63472325
Tel: (65) 9069 5600 / 9877 6100
Email: jonathan.sanchez@edelman.com
delicia.tan@edelman.com



NOTICE OF BOOK CLOSURE DATE FOR DIVIDEND *

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	05-May-2010 07:56:53
Announcement No.	00004

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Corporate Action details (e.g. Rights ratio, dividend ratio, tax rate, etc) *	Payment of final divident of 8 cents per ordinary share (tax exempt one-tier) for the year ended 31 March 2010
Record Date *	05-08-2010
Record Time *	17:00
Date Paid/Payable (if applicable)	18-08-2010
Footnotes	

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MISCELLANEOUS

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	05-May-2010 07:11:53
Announcement No.	00003

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Announcement Title *	SATS' subsidiary wins A$224 million SAF contract
Description	Please see attachment.
Attachments	PIQ_SAF_Contract.pdf Total size = **22K** (2048K size limit recommended)




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one with you

Media Release May/10

SATS' subsidiary wins A$224 million SAF contract

Singapore, 5 May 2010 – SATS -- Singapore Airport Terminal Services Limited -- today announces that Singapore Food Industries Pte Ltd (SFI), has through its wholly-owned Australian subsidiary, Primary Industries (Queensland) Pty Ltd (PIQ), secured a 5 + 5 year total logistics support contract worth A$224 million from the Singapore Armed Forces (SAF).

The new contract will commence retrospectively from 1 April 2010. It will encompass the provision of a full range of logistics and support services including catering, supplies support and transportation, maintenance of vehicles and equipment, and shipment support for the SAF's training requirements in Shoalwater Bay, Australia.

ST Synthesis Pte Ltd, a wholly owned subsidiary of Singapore Technologies Engineering Ltd (ST Engineering), will assist PIQ for the maintenance and shipment of vehicles and equipment. PIQ has been supporting the SAF at the Shoalwater Bay Training Area since 2000 and the new contract will extend its services till April 2015.

Said Mr Poon Choon Liang, Chief Operating Officer of SFI: "We are pleased to be awarded the contract once again. We are confident that the collaboration with ST Engineering will strengthen our commitment in the service delivery and provide an integrated support to the SAF in Shoalwater Bay."

The new contract is not expected to have any material impact on the consolidated net tangible assets per share and earnings per share of SATS for the financial year ending 31 March 2011.

----- End -----

<u>About Singapore Airport Terminal Services Limited (SATS)</u>

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

sats
one with you

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information, please visit www.sats.com.sg

About Singapore Food Industries Pte Ltd (SFI)

SFI, a wholly owned subsidiary of SATS, is Singapore's only integrated food logistics and catering supplier. It also has significant operations in the United Kingdom (UK) and Australia. Its core businesses are food distribution, food preparation, manufacturing and processing, and hog auction and abattoir.

SFI's UK operations encompass the manufacture and supply of consumer staples such as chilled soups, juices, ready meals, desserts and fresh cut fruits to leading UK retailers. In Australia, it has two subsidiaries – one is in seafood processing and the other is in facilities management.

About Primary Industries (Qld) Pty Ltd (PIQ)

PIQ is a wholly owned subsidiary of SFI. An Australian-certified enterprise, PIQ's mission is to seek and build value added investments in Australia. PIQ has been the total logistics provider to the SAF in Shoalwater Bay, Queensland, Australia, since August 2000.

About ST Synthesis Pte Ltd

ST Synthesis Pte Ltd is the integrated services arm of Singapore Technologies Engineering Ltd. It is a single-source service provider for integrated logistics management, strategic freight operations and integrated facilities management. Its expertise includes supply chain management, warehousing and distribution, preventive equipment maintenance and critical asset preservation.


sats
one with you

Investor and Media Contacts:

Sandy Leng (Ms)
AVP, Investor Relations
SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Email: sandy_leng@sats.com.sg

Jonathan Sanchez (Mr)
Regional Director Asia Pacific
Edelman Public Relations
Tel: (65) 6347 2311 (office hours)
Tel: (65) 9069 5600 (after office hours)
Email: jonathan.sanchez@edelman.com

 



FULL YEAR RESULTS * FINANCIAL STATEMENT AND RELATED ANNOUNCEMENT

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	05-May-2010 07:08:32
Announcement No.	00002

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For the Financial Period Ended *	31-03-2010
Description	

Attachments	SGX_FY0910_Final.pdf MediaRelease_FY0910_Final.pdf Presentation_FY0910.pdf Total size = **734K** (2048K size limit recommended)




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AUDITED RESULTS FOR FNANCIAL YEAR ENDED 31 MARCH 2010

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the financial year ended 31 March 2010 (in $ million)

	THE GROUP			
	4th Quarter		Financial Year	
	2009-10	2008-09	2009-10	2008-09
REVENUE	390.6	326.5	1,538.9	1,062.1
EXPENDITURE				
Staff costs*	(143.4)	(114.5)	(545.4)	(442.8)
Cost of raw materials	(102.0)	(85.2)	(409.5)	(155.4)
Licensing fees	(14.3)	(13.1)	(56.8)	(59.9)
Depreciation and amortisation expenses	(22.7)	(20.9)	(90.8)	(64.6)
Company accommodation and utilities	(25.1)	(21.0)	(90.8)	(77.1)
Other costs	(42.8)	(26.1)	(161.2)	(91.4)
	(350.3)	(280.8)	(1,354.5)	(891.2)
OPERATING PROFIT	40.3	45.7	184.4	170.9
Interest on borrowings	(0.6)	(2.1)	(5.3)	(6.7)
Interest income	0.1	0.6	0.6	6.9
Dividend from long-term investment, gross	-	-	-	1.1
Amortisation of deferred income, net of expenses	0.1	(1.7)	0.9	(0.6)
(Loss)/Gain on disposal of property, plant and equipment	(0.1)	0.1	0.5	0.5
Share of profits of associated companies	13.0	4.0	41.9	22.2
Loss on disposal of short-term non-equity investment	-	-	-	(10.8)
PROFIT BEFORE TAXATION	52.8	46.6	223.0	183.5
Taxation	(6.2)	(3.4)	(40.9)	(35.1)
PROFIT AFTER TAXATION	46.6	43.2	182.1	148.4
Profit attributable to:				
Equity Holders of the Company	46.5	42.2	181.2	146.7
Minority Interests	0.1	1.0	0.9	1.7
	46.6	43.2	182.1	148.4

Notes :

*Jobs credit deducted from staff costs	1.5	12.3	17.1	12.3
Foreign exchange (loss)/gain, net	(1.3)	0.4	(2.0)	1.8
Provision for doubtful debts	(1.4)	(0.5)	(1.9)	(0.6)
Bad debts written off	(0.9)	-	(0.9)	(0.3)
Stock written off	(1.5)	(0.1)	(3.0)	(0.1)
Overprovision of tax in respect of prior years	4.5	1.6	4.5	1.6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 March 2010 (in $ million)

	THE GROUP	
	FY2009-10	**FY2008-09**
Profit after taxation	182.1	148.4
Other comprehensive income:		
Net fair value changes on available-for-sale assets	0.3	0.4
Foreign currency translation	(12.0)	5.7
	(11.7)	6.1
Total comprehensive income	170.4	154.5
Total comprehensive income attributable to:		
Equity Holders of the Company	170.4	152.8
Minority Interests	-	1.7
	170.4	154.5

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

STATEMENTS OF FINANCIAL POSITION as at 31 March 2010 (in $ million)

	THE GROUP		THE COMPANY	
	31.03.2010	31.03.2009 (Restated)	31.03.2010	31.03.2009
Share capital	288.0	255.2	288.0	255.2
Reserves				
Revenue reserve	1,224.4	1,161.7	905.4	907.7
Share-based compensation reserve	22.6	23.8	22.6	23.8
Statutory reserve	6.4	6.1	-	-
Foreign currency translation reserve	(59.6)	(48.5)	-	-
Fair value reserve	-	(0.3)	-	(0.3)
Equity attributable to equity holders of the company	1,481.8	1,398.0	1,216.0	1,186.4
Minority interests	18.3	18.3	-	-
Total equity	1,500.1	1,416.3	1,216.0	1,186.4
Deferred taxation	98.6	104.2	28.5	27.8
Finance lease	4.2	5.6	-	-
Term loans	5.8	11.3	-	-
Other long-term liability	4.0	4.0	4.0	4.0
Deferred income	19.1	21.0	19.1	21.0
	1,631.8	1,562.4	1,267.6	1,239.2
Represented by:-				
Property, plant and equipment				
Freehold land and buildings	13.5	14.2	-	-
Leasehold land and buildings	429.7	460.8	-	-
Progress payments	29.8	4.9	1.4	0.3
Others	121.4	128.5	0.2	0.3
	594.4	608.4	1.6	0.6
Investment properties	6.5	7.0	385.9	410.4
Other non-current assets	12.1	12.1	12.0	12.1
Deferred tax assets	5.7	5.1	0.7	0.7
Subsidiary companies	-	-	540.8	540.7
Associated companies	334.8	333.5	270.8	270.8
Loan to a subsidiary	-	-	1.2	0.7
Loan to an associated company	0.1	0.8	0.1	0.8
Long-term investment	7.9	7.9	7.9	7.9
Joint venture company	-	0.3	-	-
Intangible assets	461.9	479.7	6.0	1.1
Current assets				
Trade debtors *	219.4	123.8	7.6	6.0
Other debtors	16.6	11.7	1.8	2.8
Prepayments	9.1	13.1	1.3	2.1
Related companies *	-	236.6 #	22.4	157.0
Amount owing by associated companies	0.5	0.2	0.5	0.2
Loan to an associated company	0.6	0.6	0.6	0.6
Inventories	43.1	56.6	0.4	0.2
Short-term non-equity investments	-	20.4	-	20.4
Fixed deposits	132.6	83.9	119.0	83.1
Cash and bank balances	63.8	53.4	12.1	8.0
	485.7	600.3	165.7	280.4
Less: **Current liabilities**				
Term loans	12.8	31.9	-	-
Bank overdraft – secured	0.6	1.8	-	-
Trade creditors	154.8	136.9	22.9	19.6
Other creditors	64.5	67.4	3.2	9.5
Finance leases – current	0.7	0.8	-	-
Notes payable	-	200.0	-	200.0
Related companies	-	-	92.2	44.5
Provision for taxation	43.9	53.9	6.8	13.4
	277.3	492.7	125.1	287.0
Net current assets/(liabilities)	208.4	107.6	40.6	(6.6)
	1,631.8	1,562.4	1,267.6	1,239.2

* Amount owing by SIA and SIA-related companies were reclassified from Related Companies to Trade Debtors after SATS ceased to be a subsidiary of SIA on 1 September 2009.

\# Funds placed with SIA accounted approximately 60% of Related Companies as part of treasury management.

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 31.03.2010		As at 31.03.2009	
Secured *	Unsecured	Secured *	Unsecured
13.7	0.4	12.2	222.3

Amount repayable after one year

As at 31.03.2010		As at 31.03.2009	
Secured *	Unsecured	Secured *	Unsecured
7.4	2.6	13.9	3.0

Details of any collateral

* Secured by property, plant and equipment and other assets belonging to certain subsidiaries in the Group.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2010 (in $ million)

	Group	
	2009-10	**2008-09**
Cash flows from operating activities		
Profit before taxation	223.0	183.5
Adjustments for:		
Interest income	(0.6)	(6.9)
Interest on borrowings	5.3	6.7
Dividend from long-term investment, gross	-	(1.1)
Depreciation and amortisation expenses	90.8	64.6
Gain on disposal of property, plant and equipment	(0.5)	(0.5)
Effects of exchange rate changes	-	(0.3)
Share of profits of associated companies	(41.9)	(22.2)
Negative goodwill arising from acquisition of subsidiary	-	(2.5)
Income from purchase price warranty claim	-	(1.1)
Gain on disposal of held for sale assets	-	(2.0)
Loss on disposal of short-term non-equity investments	-	10.8
Share-based payment expense	4.3	7.6
Change in fair value reserve	0.3	-
Amortisation of deferred income, net of expenses	(0.9)	0.6
Operating profit before working capital changes	279.8	237.2
(Increase)/decrease in debtors *	(100.8)	18.4
Decrease/(increase) in prepayments	4.0	(10.2)
Decrease in inventories	13.5	9.8
Decrease in amounts owing by related companies *	96.4	8.2
Increase/(decrease) in creditors	11.4	(25.9)
(Increase)/decrease in amounts due from associated companies	(0.3)	0.2
Cash generated from operations	304.0	237.7
Interest paid to third parties	(5.3)	(6.7)
Income tax paid	(44.5)	(47.4)
Net cash from operating activities	254.2	183.6
Cash flows from investing activities		
Capital expenditure	(64.1)	(28.1)
Repayment of loan from associated company	0.7	0.4
Investment in subsidiary, net of cash acquired	-	(457.8)
Acquisition of shares in subsidiary	-	(0.6)
Dividends from associated companies	24.4	18.3
Dividend from long-term investment	-	1.1
Proceeds from disposal of property, plant and equipment	2.8	1.8
Proceeds from liquidation of JV companies	0.3	-
Proceeds from disposal of held for sale assets	-	5.2
Proceeds from purchase price warranty claim	-	0.5
Interest received from deposits	0.8	7.0
Capital expenditure for setting up associated companies	-	(3.8)
Proceeds from disposal of short-term non-equity investments	20.4	13.6
Net cash used in investing activities	(14.7)	(442.4)

CONSOLIDATED CASH FLOW STATEMENT (Cont'd)
for the year ended 31 March 2010 (in $ million)

	Group	
	2009-10	**2008-09**
Cash flows from financing activities		
Repayment of medium-term notes and term loans	(228.1)	(14.1)
Drawdown of term loans	3.4	-
Repayment of finance leases	(1.6)	(0.3)
Proceeds from exercise of share options	28.0	0.7
Dividends paid	(118.9)	(151.1)
Dividends paid by subsidiary companies to minority interests	-	(0.1)
Proceeds from issuance of shares by subsidiary to minority interest	-	0.5
Bank charges on sale and lease back arrangement	(0.9)	(2.4)
Net cash used in financing activities	(318.1)	(166.8)
Net decrease in cash and cash equivalents	(78.6)	(425.6)
Effects of exchange rate changes	(1.3)	1.0
Cash and cash equivalents at beginning of financial year	275.7	700.3
Cash and cash equivalents at end of financial year	195.8	275.7

* Amount owing by SIA and SIA-related companies were reclassified from Related Companies to Trade Debtors after SATS ceased to be a subsidiary of SIA on 1 September 2009.

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the financial year ended 31 March 2010 (in $ million)

	Attributable to Equity Holders of the Company								
	Share Capital	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP									
Balance at 1 April 2009	255.2	1,161.7	23.8	(0.3)	6.1	(48.5)	1,398.0	18.3	1,416.3
Total comprehensive income for the year	-	181.2	-	0.3	-	(11.1)	170.4	-	170.4
Transfer to statutory reserve	-	(0.3)	-	-	0.3	-	-	-	-
Share-based payment	-	-	4.3		-	-	4.3	-	4.3
Share options exercised and lapsed	32.1	0.7	(4.8)	-	-	-	28.0	-	28.0
Award of performance and restricted shares	0.7	-	(0.7)	-	-	-	-	-	-
Dividends, net	-	(118.9)	-	-	-	-	(118.9)	-	(118.9)
Balance at 31 March 2010	288.0	1,224.4	22.6	-	6.4	(59.6)	1,481.8	18.3	1,500.1
Balance at 1 April 2008	250.1	1,166.0	16.8	(0.7)	5.9	(54.2)	1,383.9	4.0	1,387.9
Total comprehensive income for the year	-	146.7	-	0.4	-	5.7	152.8	1.7	154.5
Transfer to statutory reserves		(0.2)	-	-	0.2	-	-	-	-
Issuance of shares	4.1	-	-	-	-	-	4.1	-	4.1
Issuance of share capital by subsidiary	-	-	-	-	-	-	-	0.5	0.5
Acquisition of shares in subsidiary	-	-	-	-	-	-	-	11.9	11.9
Disposal of shares in subsidiary	-	-	-	-	-	-	-	0.3	0.3
Share-based payment	-	-	7.6	-	-	-	7.6	-	7.6
Share options exercised and lapsed	0.8	0.3	(0.4)	-	-	-	0.7	-	0.7
Award of restricted shares	0.2	-	(0.2)	-	-	-	-	-	-
Dividends, net	-	(151.1)	-	-	-	-	(151.1)	(0.1)	(151.2)
Balance at 31 March 2009	255.2	1,161.7	23.8	(0.3)	6.1	(48.5)	1,398.0	18.3	1,416.3

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the financial year ended 31 March 2010 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 1 April 2009	255.2	907.7	23.8	(0.3)	1,186.4
Total comprehensive income for the year	-	115.9	-	0.3	116.2
Share-based payment	-	-	4.3	-	4.3
Share options exercised and lapsed	32.1	0.7	(4.8)	-	28.0
Award of performance and restricted shares	0.7	-	(0.7)	-	-
Dividends, net	-	(118.9)	-	-	(118.9)
Balance at 31 March 2010	288.0	905.4	22.6	-	1,216.0
Balance at 1 April 2008	250.1	914.1	16.8	(0.7)	1,180.3
Total comprehensive income for the year	-	144.4		0.4	144.8
Issuance of shares	4.1	-	-	-	4.1
Share-based payment	-	-	7.6	-	7.6
Share options exercised and lapsed	0.8	0.3	(0.4)	-	0.7
Award of restricted shares	0.2	-	(0.2)	-	-
Dividends, net	-	(151.1)	-	-	(151.1)
Balance at 31 March 2009	255.2	907.7	23.8	(0.3)	1,186.4

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 31 March 2010, the number of share options of the Company outstanding was 49,195,130 (31 March 2009: 67,001,325).

During the period April 2009 to March 2010, 13,592,720 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the financial year 2009-10 is as follows:

Date of Grant	Balance at 1.4.2009	Lapsed	Exercised	Balance at 31.3.2010	Exercise price #	Expiry date
28.3.2000	5,023,900	(1,819,700)	(3,204,200)	-	S$2.15	27.3.2010
3.7.2000	1,833,350	(303,700)	(436,300)	1,093,350	S$1.75	2.7.2010
2.7.2001	501,250	(104,200)	(117,350)	279,700	S$1.19	1.7.2011
1.7.2002	1,227,950	(323,200)	(284,000)	620,750	S$1.55	30.6.2012
1.7.2003	1,391,500	(296,700)	(319,200)	775,600	S$1.42	30.6.2013
1.7.2004	5,109,900	(754,550)	(1,030,950)	3,324,400	S$2.04	30.6.2014
1.7.2005	10,665,050	(103,600)	(2,459,450)	8,102,000	S$2.22	30.6.2015
3.7.2006	14,123,325	(108,625)	(5,741,270)	8,273,430	S$2.05	2.7.2016
2.7.2007	13,718,000	(217,300)	-	13,500,700	S$3.01	1.7.2017
1.7.2008	13,407,100	(181,900)	-	13,225,200	S$2.17	30.6.2018
	67,001,325	(4,213,475)	(13,592,720)	49,195,130		

Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $nil, no adjustment is made to the share-based payment expenses in the current year.

(ii) Restricted Share Plan (RSP) and Performance Share Plan (PSP)

In addition to the Employee Share Option Plan, senior management staff are entitled to two share-based incentive plans, the RSP and PSP, which were approved by the shareholders of the Company on 19 July 2005.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 150% of the initial grant of the restricted shares and between 0% to 200% of the initial grant of the performance shares.

As at 31 March 2010, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 1,410,353 and 502,816 respectively.

The details of the shares awarded under RSP and PSP are as follows:

	Number of Restricted Shares				
Date of grant	Balance at 1.4.2009/ Date of grant	Vested	Cancelled	Adjustments#	Balance at 31.3.2010
RSP					
02.10.2006	84,044	(57,070)	(641)	-	26,333
27.07.2007	322,350	(72,824)	(500)	(203,906)	45,120
01.11.2007	41,000	(10,300)		(20,500)	10,200
28.07.2008	511,600	-	(22,900)	-	488,700
17.11.2008	50,000	-	-	-	50,000
12.11.2009	813,800	-	(23,800)	-	790,000
	1,822,794	(140,194)	(47,841)	(224,406)	1,410,353

Adjustment at the end of the two-year performance period upon meeting stated performance targets.

	Number of Performance Shares			
Date of grant	Balance at 1.4.2009/ Date of grant	Vested	Adjustments#	Balance at 31.3.2010
PSP				
02.10.2006	85,650	-	(85,650)	-
12.02.2007*	181,538	(181,538)	-	-
27.07.2007	98,200	-	-	98,200
01.11.2007	55,000	-	-	55,000
15.04.2008*	185,616	-	-	185,616
28.07.2008	92,000	-	-	92,000
12.11.2009	72,000	-	-	72,000
	770,004	(181,538)	(85,650)	502,816

Adjustment at the end of three-year performance period upon meeting stated performance targets.

* SFI's Performance Shares converted to SATS's Performance Shares

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

As at 31 March 2010	As at 31 March 2009
1,093,151,046	1,079,236,594

1(d)(iv) A statement showing all sales, transfer, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have been audited in accordance with Singapore Standards on Auditing.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

See attached auditor's report.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2009 except for the adoption of the Financial Reporting Standards (FRS) and INT FRS that are mandatory for financial years beginning on or after 1 January 2009. The adoption of these FRS and INT FRS has no significant impact on the financial statements, except for FRS 1 and FRS 108 as indicated below:

<u>FRS 1 Presentation of Financial Statements – Revised presentation</u>
The revised FRS 1 requires owner and non-owner changes in equity to be presented separately. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line item. In addition, the revised standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in profit or loss, together with all non-owner changes in equity, either in one single statement, or in two statements. The Group is presenting the statement of comprehensive income in two statements.

<u>FRS 108 Operating Segments</u>
FRS 108 requires entities to disclose segment information based on the information reviewed by the entity's chief operating decision maker. As this is a disclosure standard, it will have no impact on the financial position and results of the Group.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	4th Quarter		Financial Year	
	2009-10	2008-09	2009-10	2008-09
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	4.3	3.9	16.7	13.6
(ii) Diluted **	4.2	3.9	16.7	13.6

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan, restricted share plan (RSP) and performance share plan (PSP).

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 31.03.2010	As at 31.03.2009	As at 31.03.2010	As at 31.03.2009
Net asset value per ordinary share (cents)	135.5	129.5	111.2	109.9

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP FINANCIAL PERFORMANCE

Financial Year 2009-10

Group net profit attributable to equity holders for the full year was $181.2 million, $34.5 million or 23.5% higher than the year before. The increase was mainly due to the full year consolidation of Singapore Food Industries (SFI) which was acquired in February 2009.

Group revenue rose $476.8 million or 44.9% to $1,538.9 million despite a $50 million or 5.4% drop in aviation revenue. SFI contributed $634.4 million to Group revenue.

The inclusion of SFI also saw group expenditure rising $463.3 million or 52% to $1,354.5 million, with raw material and staff costs being the key contributors to higher expenditure.

As a result, Group operating profit grew $13.5 million or 7.9% to $184.4 million.

The segmental revenue by business is summarised below:

Revenue					
	FY2009-10 $M	%	FY2008-09 $M	%	Growth %
Airport Services	495.3	32.2	508.2	47.9	(2.5)
Food Solutions	1,031.7	67.0	541.0	50.9	90.7
Corporate	11.9	0.8	12.9	1.2	(7.8)
Total	**1,538.9**	**100.0**	**1,062.1**	**100.0**	**44.9**

Due to contribution from SFI, revenue from Food Solutions increased significantly by $490.7 million or 90.7% to $1,031.7 million. For the year under review, Airport Services and Food Solutions constituted 32.2% and 67% respectively of group revenue.

With better performance reported by ground handling associates in Hong Kong and Indonesia, contribution from overseas associates grew $19.7 million or 88.7% to $41.9 million.

The loss on disposal of short-term non-equity investments of $10.8 million in FY2008-09 was abnormal and did not recur in this financial year.

Consequently, profit before tax for the Group grew $39.5 million or 21.5% to $223.0 million. Net profit attributable to equity holders rose $34.5 million or 23.5% to $181.2 million.

Fourth Quarter 2009-10

Group net profit attributable to equity holders for the fourth quarter was $46.5 million, $4.3 million or 10.2% higher than the same period last year. This was mainly due to the full consolidation of SFI and higher profit contribution from overseas associated companies.

Group revenue rose $64.1 million or 19.6% to $390.6 million. This was due to the full consolidation of SFI which contributed revenue of $165.1 million, compared to the two-month revenue contribution of $110.2 million in the fourth quarter of FY2008-09. Higher aviation revenue of $9.6 million also led to the higher Group revenue.

Group expenditure was up $69.5 million or 24.8% due mainly to higher staff cost and raw material cost. The higher staff cost was attributed mainly to lower jobs credit benefit of $1.5 million for the quarter under review, down from $12.3 million a year ago for a six-month period from October 2008 to March 2009.

As a result, the Group posted a lower operating profit of $40.3 million, $5.4 million or 11.8% lower from a year ago.

The segmental revenue by business is summarised below:

Revenue					
	4QFY2009-10 $M	%	4QFY2008-09 $M	%	Growth %
Airport Services	122.2	31.3	115.2	35.3	6.1
Food Solutions	265.2	67.9	205.0	62.8	29.4
Corporate	3.2	0.8	6.3	1.9	(49.2)
Total	**390.6**	**100.0**	**326.5**	**100.0**	**19.6**

With better performance reported by ground handling associates in Hong Kong and Indonesia, contribution from overseas associates grew $9 million or 225% to $13 million.

Balance Sheet Review

Total equity of the Group stood at $1,500.1 million, an increase of $83.8 million or 5.9% compared to $1,416.3 million as at 31 March 2009. The increase was mainly from the profits made during the year but was partially offset by the payment of final dividend of $64.7 million in respect of FY2008-09 and interim dividend of $54.2 million for FY2009-10.

Current assets and current liabilities fell $114.6 million or 19.1% and $215.4 million or 43.7% respectively primarily from the repayment of the $200 million medium–term note in September 2009.

Cash Flow Review

Reflecting the improved operating performance, cash flow from operating activities for the year increased by 38.5% to $254.2 million.

Group's cash and cash equivalents decreased $79.9 million to $195.8 million mainly because of repayment of $200 million medium-term notes in September 2009.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK

With the current economic rebound in Asia, including Singapore, the aviation industry appears to be on the path to recovery. Across the regions, the Group expects to see an improvement in activity levels in this financial year as airlines gradually reinstate capacity with increased flights and cargo throughput.

In Singapore, the opening of the two integrated resorts and the hosting of iconic events including the inaugural Youth Olympic Games and the 2010 F1 Singapore Grand Prix are expected to drive growth in tourism and traffic at Changi Airport. SATS is poised to leverage on its core competencies in Airport Services and Food Solutions to access opportunities arising in the areas of hospitality and tourism across the regions.

Whilst striving to improve productivity and operational excellence, SATS will continue to be on the lookout for opportunities in and outside of Singapore to deliver sustained growth and profitability.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	Interim	Final
Dividend type	Cash	Cash
Dividend amount per share	5 cents per ordinary share	8 cents per ordinary share
Tax rate	Tax exempt (one-tier)	Tax exempt (one-tier)

In FY2008-09, the Company paid a total dividend of 10 cents per share. Taking into consideration the Company's financial performance in FY2009-10, the Board has recommended a final dividend of 8 cents per share. Including the interim dividend of 5 cents per share paid earlier on 25 November 2009, the total dividend will be 13 cents per share, which represents a dividend payout ratio of 78.1% of net profit attributable to equity holders, compared to 73.5% for FY2008-09. The final dividend, upon shareholders' approval, will be paid on 18 August 2010.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim	Final
Dividend type	Cash	Cash
Dividend amount per share	4 cents per ordinary share	6 cents per ordinary share
Tax rate	Tax exempt (one-tier)	Tax exempt (one-tier)

(c) Date Payable

The final dividend, if approved by Shareholders on 30 July 2010, will be paid on 18 August 2010.

(d) Books Closure Date

Notice is hereby given that, subject to Shareholders' approval being obtained for the declaration of the final dividend to be paid on 18 August 2010, the Transfer Books and the Register of Members of the Company will be closed on 6 August 2010 for the preparation of dividend warrants. Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 5 August 2010 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 5 August 2010 will be entitled to the proposed final dividend.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

13.1 BY BUSINESS (in $ million)

	Food Solutions	Airport Services	Corporate	Eliminations	Total
Financial year ended 31 March 2010					
Revenue	1,031.7	495.3	11.9	-	1,538.9
Operating profit	143.5	57.8	(16.9)	-	184.4
Interest income	0.2	0.1	0.5	(0.2)	0.6
Interest on borrowings	(1.5)	-	(4.0)	0.2	(5.3)
Gross dividend from long-term investment	-	-	-	-	-
Share of profits of associated companies	5.1	36.8	-	-	41.9
Gain on disposal of property, plant and equipment	0.2	0.3	-	-	0.5
Amortisation of deferred income	-	-	0.9	-	0.9
Profit/(loss) before taxation	147.5	95.0	(19.5)	-	223.0
Taxation	(25.7)	(19.4)	4.2	-	(40.9)
Profit/(loss) after taxation	121.8	75.6	(15.3)	-	182.1
As at 31 March 2010					
Segment assets	618.0	387.7	100.9	-	1,106.6
Associated companies	70.8	180.5	83.5	-	334.8
Deferred tax assets	2.3	2.7	0.7	-	5.7
Loan to an associated company	0.1	-	-	-	0.1
Intangibles (include goodwill)	49.7	4.1	408.1	-	461.9
Total assets	740.9	575.0	593.2	-	1,909.1
Segment liabilities	152.8	53.5	27.1	-	233.4
Long-term liabilities	6.0	4.0	23.1	-	33.1
Tax liabilities	32.1	20.2	90.2	-	142.5
Total liabilities	190.9	77.7	140.4	-	409.0
Capital expenditure	43.1	16.2	7.4	-	66.7
Depreciation and amortisation expenses	35.6	35.6	19.6	-	90.8

13.1 BY BUSINESS (cont'd) (in $ million)

	Food Solutions	Airport Services	Corporate	Eliminations	Total
Financial year ended 31 March 2009					
Revenue	541.0	508.2	12.9	-	1,062.1
Operating profit	96.5	70.9	3.5	-	170.9
Interest income	0.4	0.2	6.8	(0.5)	6.9
Interest on borrowings	(0.7)	-	(6.5)	0.5	(6.7)
Gross dividend from long-term investment	-	-	1.1	-	1.1
Share of profits of associated companies	8.2	14.0	-	-	22.2
Gain on disposal of property, plant and equipment	-	0.4	0.1	-	0.5
Amortisation of deferred income	-	-	(0.6)	-	(0.6)
Loss on disposal of short-term non-equity investment	-	-	(10.8)	-	(10.8)
Profit/(loss) before taxation	104.4	85.5	(6.4)	-	183.5
Taxation	(18.3)	(13.2)	(3.6)	-	(35.1)
Profit/(loss) after taxation	86.1	72.3	(10.0)	-	148.4
As at 31 March 2009					
Segment assets	529.1	401.0	305.3	-	1,235.4
Associated companies	71.1	262.2	0.2	-	333.5
Deferred tax assets	1.5	2.9	0.7	-	5.1
Loan to an associated company	1.4	-	-	-	1.4
Intangibles (include goodwill)	53.2	4.4	422.1	-	479.7
Total assets	656.3	670.5	728.3	-	2,055.1
Segment liabilities	164.1	45.6	29.1	-	238.8
Long-term liabilities	11.6	5.3	25.0	-	41.9
Notes payable	-	-	200.0	-	200.0
Tax liabilities	37.3	24.3	96.5	-	158.1
Total liabilities	213.0	75.2	350.6	-	638.8
Capital expenditure	12.4	18.5	1.7	-	32.6
Depreciation and amortisation expenses	24.7	36.0	3.9	-	64.6

13.2 BY GEOGRAPHICAL LOCATION (in $ million)

	Singapore	UK	Others	Total
Financial year ended 31 March 2010				
Revenue	1,118.1	366.1	54.7	1,538.9
As at 31 March 2010				
Segment assets	942.5	144.8	19.3	1,106.6
Associated companies	0.2	-	334.6	334.8
Deferred tax assets	1.6	0.7	3.4	5.7
Loan to an associated company	-	-	0.1	0.1
Intangibles (include goodwill)	461.2	-	0.7	461.9
Total assets	1,405.5	145.5	358.1	1.909.1
Capital expenditure	43.5	22.3	0.9	66.7
Financial year ended 31 March 2009				
Revenue	982.6	62.3	17.2	1,062.1
As at 31 March 2009				
Segment assets	1,031.4	177.2	26.8	1,235.4
Associated companies	0.2	-	333.3	333.5
Deferred tax assets	1.6	0.2	3.3	5.1
Loan to an associated company	-	-	1.4	1.4
Intangibles (include goodwill)	479.2	-	0.5	479.7
Total assets	1,512.4	177.4	365.3	2,055.1
Capital expenditure	29.4	2.7	0.5	32.6

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Please refer to note 8.

15 A breakdown of sales.

(in $ million)	THE GROUP			
	2009-10	2008-09	% Change	
(a) Turnover reported for first half year	714.0	493.2	+	44.8
(b) Profit after tax reported for first half-year	81.8	67.2	+	21.7
(c) Turnover reported for second half year	824.9	568.9	+	45.0
(d) Profit after tax reported for second half-year	100.3	81.2	+	23.5

16 A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

($ million)	2009-10	2008-09
Ordinary dividend		
- Interim	54.2	43.2
- Final *	87.4	64.7
Total	141.6	107.9

* 2009-10 final dividend is estimated based on number of shares issued as at the end of the financial year

17 Interested Person Transactions

17.1 The interested person transactions entered into during the financial year ended 31 March 2010 are as follows:

	FY2009-10	
	Aggregate value of all interested person transactions entered into during the financial year below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual)	**Aggregate value of all interested person transactions entered into during the financial year below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)**
Name of Interested Person	$'000	$'000
Singapore Airlines Limited	-	1,378,390
Singapore Airlines Cargo Pte Ltd	-	607,700
Tiger Airways Pte Ltd	-	20,480
SMRT Taxis Pte Ltd	-	9,000
ST Synthesis Pte Ltd	-	3,700
NCS Pte Ltd	-	2,980
Great Wall Airlines Company Limited	-	1,040
Singapore Telecommunications Limited	-	550
Certis Cisco Security Pte Ltd	-	350
Total	-	2,024,190

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Persons Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review and/or multiple transactions with the same interested person. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
5 May 2010
Singapore

Singapore Company Registration No: 197201770G

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages # to #, which comprise the balance sheets of the Group and the Company as at 31 March 2010, the statements of changes in equity of the Group and the Company and the consolidated income statement, consolidated statement of comprehensive income and consolidated cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2010 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Ernst & Young LLP.

ERNST & YOUNG LLP
Public Accountants and Certified Public Accountants

SINGAPORE
Dated this 4th day of May 2010

Note: # The page numbers are stated in the Independent Auditors' report dated 4th May 2010 included in the Singapore Airport Terminal Services Limited Annual Report for the financial year ended 31 March 2010.


sats
one with you

No. 04/10

5 May 2010

SATS FULL YEAR NET PROFIT UP 24% TO $181.2M

Proposes final ordinary dividend of 8 cents per share

HIGHLIGHTS OF THE SATS GROUP'S AUDITED RESULTS

(in S$ million)	4Q FY2009-10 (Jan - Mar 10)	Year-on-Year change (%)	FY2009-10 (Apr 09 - Mar 10)	Year-on-Year change (%)
Operating revenue	390.6	19.6	1,538.9	44.9
Operating profit	40.3	(11.8)	184.4	7.9
Share of profits of associated companies	13.0	225.0	41.9	88.7
Non-operating income/(expense)	(0.5)	(83.9)	(3.3)	(65.6)
Profit before tax	52.8	13.3	223.0	21.5
Profit attributable to equity holders	46.5	10.2	181.2	23.5
Earnings per share (cents) - basic	4.3	10.3	16.7	22.8

GROUP EARNINGS

FY2009-10 (1 April 2009 - 31 March 2010)

Group revenue rose 45% (+$476.8 million) to $1.54 billion for the full year despite a 5% drop (-$50.0 million) in aviation revenue. This was due to the full consolidation of Singapore Food Industries (SFI) which contributed revenue of $634.4 million As a result, Group operating profit increased to $184.4 million, up 8% (+$13.5 million) over the year before.

Better performance reported by ground handling associates in Indonesia and Hong Kong saw contribution from overseas associates grew 89% (+$19.7 million) to $41.9 million.

Note: The SATS Group comprises the parent holding unit, its subsidiaries and associated companies.
A summary of the financial statistics is shown in Annex A.
All monetary figures are in Singapore Dollars.

The $10.8 million loss on disposal of short-term non-equity investments in FY2008-09 was abnormal and did not recur in this financial year.

Consequently, profit before tax for the Group grew 22% (+$39.5 million) to $223.0 million while net profit attributable to equity holders rose 24% (+$34.5 million) to $181.2 million.

4Q FY2009-10 (1 January - 31 March 2010)

Group revenue for the fourth quarter increased to $390.6 million, up 20% (+$64.1 million) over the same period last year. This was due to the full consolidation of SFI which contributed revenue of $165.1 million, compared to the two-month revenue contribution of $110.2 million in the fourth quarter of FY2008-09. Higher aviation revenue of $218.7 million, up from $209.1 million, also led to higher Group revenue.

Group operating profit in the fourth quarter was $40.3 million, 12% (-$5.4 million) lower than the year before. The decline was attributed mainly to lower jobs credit benefit of $1.5 million for the quarter, down from $12.3 million a year ago for a six-month period from October 2008 to March 2009.

Notwithstanding this, higher contribution from overseas associates which grew 225% (+$9.0 million) to $13.0 million, helped lift the Group's profit before tax by 13% (+$6.2 million) to $52.8 million and net profit attributable to equity holders by 10% (+$4.3 million) to $46.5 million.

GROUP FINANCIAL POSITION

As at 31 March 2010, total equity of the Group was $1.5 billion while net asset value per share stood at $1.36.

Total assets and cash balance amounted to $1.91 billion and $195.8 million respectively. Free cash flow generated during the year was $190.1 million, up 22% (+$34.6 million) from the previous year.

Debt equity ratio was 0.02.

OPERATING DATA FOR AVIATION BUSINESS

The fourth quarter of FY2009-10 saw higher business volumes across all operations compared to a year ago. This reflected the recovery of the aviation sector and the Singapore economy.

There were more passengers and flights handled during the financial year ended 31 March 2010. The increase came mainly from the addition of Tiger Airways to the ground handling customer base as well as more passenger and flights from the low-cost carriers. Meals produced and cargo throughput declined compare to the year before, as the volumes have not recovered to the levels prior to the economic downturn.

	4Q FY2009-10	4Q FY2008-09	% change
Passengers handled ('M)	8.51	7.03	21.0
Meals produced ('M)	5.98	5.70	4.9
Flights handled ('000)	23.48	21.20	10.7
Cargo/mail processed ('000 tonnes)	353.57	304.25	16.2
	FY2009-10	**FY2008-09**	**% change**
Passengers handled ('M)	32.99	30.91	6.7
Meals produced ('M)	23.47	25.19	(6.8)
Flights handled ('000)	95.40	88.16	8.2
Cargo/mail processed ('000 tonnes)	1,406.88	1,460.86	(3.7)

SFI INTEGRATION

The integration of SFI has been substantially completed. The Group expects savings of $12.2 million per annum and has so far achieved savings of $7.0 million.

DIVIDENDS

Taking into consideration the Group's financial performance in FY2009-10 and its capital structure, the Board has recommended a final dividend of 8 cents per share. Including the interim dividend of 5 cents per share paid earlier on 25 November 2009, the proposed total dividend will be 13 cents per share, compared to 10 cents per share paid in FY2008-09. This represents a dividend payout ratio of 78% of net profit attributable to equity holders, up from 73% in FY2008-09. The final dividend, upon shareholders' approval, will be paid on 18 August 2010.

OUTLOOK

With the current economic rebound in Asia, including Singapore, the aviation industry appears to be on the path to recovery. Across the regions, the Group expects to see an improvement in activity levels in this financial year as airlines gradually reinstate capacity with increased flights and cargo throughput.

In Singapore, the opening of the two integrated resorts and the hosting of iconic events including the inaugural Youth Olympic Games and the 2010 F1 Singapore Grand Prix are expected to drive growth in tourism and traffic at Changi Airport. SATS is poised to leverage on its core competencies in Airport Services and Food Solutions to access opportunities arising in the areas of hospitality and tourism across the regions.

Whilst striving to improve productivity and operational excellence, SATS will continue to be on the lookout for opportunities in and outside of Singapore to deliver sustained growth and profitability.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information on SATS, please visit www.sats.com.sg.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 4Q and FY2009-10 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng
AVP, Investor Relations
SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Email: sandy_leng@sats.com.sg

Jonathan Sanchez
Regional Director Asia Pacific
Edelman Public Relations
Tel: (65) 6347 2311 (office hours)
Tel: (65) 9069 5600 (after office hours)
Email: jonathan.sanchez@edelman.com

ANNEX A

GROUP FINANCIAL STATISTICS

	4QFY2009-10	4QFY2008-09	FY2009-10	FY2008-09
Financial Results (S$ million)				
Total revenue	390.6	326.5	1,538.9	1,062.1
Total expenditure	350.3	280.8	1,354.5	891.2
Operating profit	40.3	45.7	184.4	170.9
Share of profits from associated companies	13.0	4.0	41.9	22.2
Non-operating income / (expenses)	(0.5)	(3.1)	(3.3)	(9.6)
Profit before taxation	52.8	46.6	223.0	183.5
Profit attributable to equity holders	46.5	42.2	181.2	146.7
Per Share Data				
Earnings after tax (cents) - basic [R1]	4.3	3.9	16.7	13.6
- diluted [R2]	4.2	3.9	16.7	13.6
Return on turnover (%) [R3]	11.9	13.2	11.8	14.0

Financial Position (S$ million)	As at 31-Mar-10	As at 31-Mar-09
Equity attributable to equity holders	1,481.8	1,398.0
Total assets	1,909.1	2,055.1
Total debt	24.1	251.4
Gross debt/equity ratio (times) [R4]	0.02	0.18
Net asset value per share ($) [R5]	1.36	1.30

R1 Earnings after tax per share (basic) is computed by dividing profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Return on turnover is computed by dividing profit after tax by total revenue.

R4 Gross debt/equity ratio is computed by dividing total debt by equity attributable to equity holders.

R5 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

5 May 2010





4Q and FY2009/10 Review

Forward Looking Statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.

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Contents

- Group Financial Review
- Business Review - Daniels
- Business Review - Group
- Outlook


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Financial Review

4Q09/10 Highlights

- Group revenue increased 20% y-o-y to $390.6M due to full consolidation of SFI and recovery in aviation revenue.
- Group operating profit was $40.3M, 12% lower y-o-y. Jobs credit accrued was $10.8m lower than 4Q08/09.
- Contribution from overseas associates jumped 225% to $13.0M.
- PBT rose 13% to $52.8M and PATMI increased 10% to $46.5M.

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5

FY09/10 Highlights

- Full consolidation of SFI saw Group revenue increase 45% y-o-y to $1538.9M albeit aviation revenue declined by 5%.
- Group operating profit grew 8% to $184.4M.
- Contribution from overseas associates rose 89% to $41.9M. There was a non-recurring $10.8M loss on disposal of short-term non-equity investments in FY08/09.
- Consequently, PBT grew 22% to $223.0M and PATMI increased 24% to $181.2M.
- Cash balance as at 31 March 2010 was $195.8M. Free cash flow generated in FY09/10 was $190.1M.
- Integration with SFI substantially completed. Identified $12.2M cost synergies and recognised $7.0M p.a..
- Proposed final dividend of 8 cents per share, bringing total dividend to 13 cents per share.

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6

4Q09/10 & FY09/10 Financials

$M	4Q09/10	4Q08/09	% Change	FY09/10	FY08/09	% Change
Revenue	390.6	326.5	19.6	1,538.9	1062.1	44.9
Expenditure	(350.3)	(280.8)	24.8	(1354.50)	(891.20)	52.0
Operating Profit	40.3	45.7	(11.8)	184.4	170.9	7.9
EBITDA	64.3	66.2	(2.9)	277.2	233.7	18.6
Share of Profits of Assoc. Companies	13.0	4.0	225.0	41.9	22.2	88.7
Net Non-Operating Income/(Expenses)	(0.5)	(3.1)	(83.9)	(3.3)	(9.6)	(65.6)
PBT	52.8	46.6	13.3	223.0	183.5	21.5
PATMI	46.5	42.2	10.2	181.2	146.7	23.5

FY09/10 revenue grew 45% due to full consolidation of SFI. Coupled with better performance reported by associates, PATMI increased 24% to $181.2M

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7

SFI Proforma Financials for FY09/10

$M	FY09/10	FY08/09	% Change
Revenue	642.7	692.1	(7.1)
Operating Profit	66.1	40.8	62.0
Profit Before Tax	65.0	37.7	72.4
Profit After Tax	54.2	28.1	92.9

- Revenue declined 7% due mainly to lower food distribution revenue from Singapore operations, discontinuation of operations at Cresset in the UK and weaker pound.
- In sterling pounds term, Daniels Group saw a 6% revenue growth.
- Higher operating profit was attributed to better cost management, particularly in the food distribution business, and cost synergies arising from integration. Coupled with discontinuation of operations at Cresset which incurred losses in the comparative year, PBT and PAT improved significantly.
- As a result, free cash flow generated in FY09/10 increased to $62.0M.

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8

Q-o-Q Highlights

$M	4Q09/10	3Q09/10	2Q09/10	1Q09/10	4Q08/09
Revenue	390.6	434.3	362.3	351.7	326.5
Change in Revenue	*-10.1%*	*19.9%*	*3.0%*	*7.7%*	*34.7%*
Expenditure	(350.3)	(376.3)	(319.9)	(308.0)	(280.8)
Operating Profit	40.3	58.0	42.4	43.7	45.7
Change in Operating Profit	*-30.5%*	*36.8%*	*-3.0%*	*-4.4%*	*5.3%*
EBITDA	64.3	80.9	65.2	66.8	66.2
Share of Profits of Assoc. Companies	13.0	9.3	10.5	9.1	4.0
Net Non-Operating Income/(Expenses)	(0.5)	0.2	(2.0)	(1.0)	(3.1)
PBT	52.8	67.5	50.9	51.8	46.6
Change in PBT	*-21.8%*	*32.6%*	*-1.7%*	*11.2%*	*-7.5%*
PATMI	46.5	53.4	40.9	40.4	42.2
Change in PATMI	*-12.9%*	*30.6%*	*1.2%*	*-4.3%*	*12.2%*

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Revenue and Profitability Trends


Revenue
EBITDA
PATMI
$M
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
200
190
180
170
160
150
140
4Q07/08
1Q08/09
2Q08/09
3Q08/09
4Q08/09
1Q09/10
2Q09/10
3Q09/10
4Q09/10

Moving Annual Total (trailing LTM data)

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Financial Indicators

%	4Q09/10	4Q08/09	Change (pts)	FY09/10	FY08/09	Change (pts)
Operating Profit Margin	10.3	14.0	(3.7)	12.0	16.1	(4.1)
EBITDA Margin	16.5	20.3	(3.8)	18.0	22.0	(4.0)
PBT Margin	13.5	14.3	(0.8)	14.5	17.3	(2.8)
Net Margin	11.9	13.2	(1.3)	11.8	14.0	(2.2)

Cents	4Q09/10	4Q08/09	% Change	FY09/10	FY08/09	% Change
Earnings Per Share	4.3	3.9	10.3	16.7	13.6	22.8

	31-Mar-10	31-Mar-09
Net Asset Value Per Share ($)	1.36	1.30
Debt Equity Ratio	0.02	0.18


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Group Segmental Revenue

$M	4Q09/10	4Q08/09	% Change	FY09/10	FY08/09	% Change
By Business						
Airport Services	122.2	115.2	6.1	495.3	508.2	(2.5)
Food Solutions	265.2	205.0	29.4	1,031.7	541.0	90.7
Corporate	3.2	6.3	(49.2)	11.9	12.9	(7.8)
Total	**390.6**	**326.5**	**19.6**	**1,538.9**	**1,062.1**	**44.9**
By Industry						
Aviation	218.7	207.4	5.4	876.2	919.9	(4.8)
Non-Aviation	171.9	119.1	44.3	662.7	142.2	366.0
Total	**390.6**	**326.5**	**19.6**	**1,538.9**	**1,062.1**	**44.9**
By Geographical Location						
Singapore	275.1	254.0	8.3	1,118.1	982.6	13.8
Overseas	115.5	72.5	59.3	420.8	79.5	429.3
Total	**390.6**	**326.5**	**19.6**	**1,538.9**	**1,062.1**	**44.9**

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Segmental Revenue by Business - FY09/10
Corporate
0.8%
Airport Services
32.2%
Food Solutions
67.0%
FY08/09
Corporate
1.2%
Airport
Services
47.9%
Food Solutions
50.9%
Higher Food Solutions contribution attributed to consolidation of SFI
Airport Services: ground handling, airfreight handling, aviation security, aircraft interior cleaning, and cargo delivery & management
Food Solutions: airline catering, food distribution & logistics, industrial catering, chilled & frozen food manufacturing, and airline linen & laundry
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Segmental Revenue by Industry - FY09/10
Non-Aviation
43.1%
Aviation
56.9%
FY08/09
Non-Aviation
13.4%
Aviation
86.6%
Growth in Non-Aviation revenue attributed to consolidation of SFI
Non-Aviation revenue encompasses revenues from SFI, Country Foods and Country Foods Macau
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Segmental Revenue by Geographical Location - FY09/10
Overseas
27.3%
Singapore
72.7%
FY08/09
Overseas
7.5%
Singapore
92.5%
Addition of Daniels Group contributed to the growth in Overseas revenue
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Group Expenditure

$M	4Q09/10	4Q08/09	% Change	FY09/10	FY08/09	% Change
Staff Costs	143.4	114.5	25.2	545.4	442.8	23.2
Cost of Raw Materials	102.0	85.2	19.7	409.5	155.4	163.5
Licensing Fees	14.3	13.1	9.2	56.8	59.9	(5.2)
Depreciation & Amortisation	22.7	20.9	8.6	90.8	64.6	40.6
Company Accommodation & Utilities	25.1	21.0	19.5	90.8	77.1	17.8
Other Costs	42.8	26.1	64.0	161.2	91.4	76.4
Total	350.3	280.8	24.8	1,354.5	891.2	52.0

- Higher total costs attributed to consolidation of SFI.
- Staff costs accounted for 41% of total expenditure and included jobs credit of $17.1M for FY09/10 ($12.3M in FY08/09).
- Amortisation of intangibles was $18.9M in FY09/10 ($3.2M in FY08/09).

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Associates' Results - Proportionate Accounting

By Business

$M	4Q09/10	4Q08/09	% Change	FY09/10	FY08/09	% Change
Turnover	**66.8**	**58.1**	**15.0**	**249.7**	**241.8**	**3.3**
Airport Services	50.2	39.8	26.1	185.6	171.3	8.3
Food Solutions	16.6	18.3	(9.3)	64.1	70.5	(9.1)
EBITDA	**18.9**	**12.4**	**52.4**	**68.4**	**54.6**	**25.3**
Airport Services	16.3	9.6	69.8	58.7	41.6	41.1
Food Solutions	2.6	2.8	(7.1)	9.7	13.0	(25.4)
EBITDA Margin (%)	**28.3**	**21.3**	**(1.0) pts**	**27.4**	**22.6**	**4.0 pts**
Airport Services	32.5	24.1	(1.1) pts	31.6	24.3	6.9 pts
Food Solutions	15.7	15.3	(1.2) pts	15.1	18.4	(4.5) pts
PBT	**13.0**	**4.0**	**225.0**	**41.9**	**22.2**	**88.7**
Airport Services	11.7	2.3	408.7	36.8	14.0	162.9
Food Solutions	1.3	1.7	(23.5)	5.1	8.2	(37.8)
Gross Dividends Received	**5.7**	**4.5**	**26.7**	**25.0**	**22.7**	**10.1**


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Associates' Results - Proportionate Accounting

By Region

$M	4Q09/10	4Q08/09	% Change	FY09/10	FY08/09	% Change
Turnover	**66.8**	**58.1**	**15.0**	**249.7**	**241.8**	**3.3**
West Asia	11.0	10.5	4.8	40.3	45.8	(12.0)
North Asia	40.5	36.0	12.5	152.4	144.6	5.4
SEA & Australasia	15.3	11.6	31.9	57.0	51.4	10.9
EBITDA	**18.9**	**12.4**	**52.4**	**68.4**	**54.6**	**25.3**
West Asia	2.8	3.6	(22.2)	9.1	11.8	(22.9)
North Asia	8.5	4.4	93.2	36.0	29.4	22.4
SEA & Australasia	7.6	4.4	72.7	23.3	13.4	73.9
EBITDA Margin (%)	**28.3**	**21.3**	**(1.0) pts**	**27.4**	**22.6**	**4.0 pts**
West Asia	25.5	34.3	(2.9) pts	22.6	25.8	(1.9) pts
North Asia	21.0	12.2	(1.2) pts	23.6	20.3	1.7 pts
SEA & Australasia	49.7	37.9	3.2 pts	40.9	26.1	14.8 pts
PBT	**13.0**	**4.0**	**225.0**	**41.9**	**22.2**	**88.7**
West Asia	1.8	2.7	(33.3)	5.7	8.4	(32.1)
North Asia	4.0	(2.3)	n.m.	14.9	4.4	238.6
SEA & Australasia	7.2	3.6	100.0	21.3	9.4	126.6
Gross Dividends Received	**5.7**	**4.5**	**26.7**	**25.0**	**22.7**	**10.1**

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Group Balance Sheet

$M	As at 31 Mar 10	As at 31 Mar 09
Total Equity	1500.1	1416.3
Long-term Loans	10.0	16.9
Other Long-term Liabilities	121.7	129.2
Current Liabilities	277.3	492.7
Total Equity & Liabilities	1,909.1	2,055.1
Fixed Assets	594.4	608.4
Associated Companies	334.8	333.5
Intangible Assets	461.9	479.7
Other Non-Current Assets	32.3	33.2
Current Assets		
Cash & Cash Equivalents	196.4	297.9
Debtors & Other Current Assets	289.3	302.4
Total Assets	1,909.1	2,055.1

- Reductions in Cash & Cash Equivalents and Current Liabilities due to repayment of $200M MTN.
- Dividend paid during the year also contributed to decline in Cash balances.



Group Cash Flow

$M	FY09/10	FY08/09	Change
Net Cash provided by Operating Activities	254.2	183.6	70.6
Net Cash provided by Investing Activities	(14.7)	(442.4)	427.7
Net Cash used in Financing Activities	(318.1)	(166.8)	(151.3)
Net Decrease in Cash & Cash Equivalents	(78.6)	(425.6)	347.0
Exchange Rate Changes	(1.3)	1.0	(2.3)
Cash & Cash Equivalents at beginning of the period	275.7	700.3	(424.6)
Cash & Cash Equivalents at end of the period	195.8	275.7	(79.9)
Free Cash Flow*	190.1	155.5	34.6

- Higher net cash generated from operations was due mainly to higher profits and better management of working capital.
- Free cash flow increased 22% y-o-y.

Free Cash Flow: cash flow from operating activities less cash purchases of capital expenditure



Operating Statistics for Aviation Business

	4Q09/10	4Q08/09	% Change	FY09/10	FY08/09	% Change
Passengers Handled ('M)	8.51	7.03	21.0	32.99	30.91	6.7
Flights Handled ('000)	23.48	21.20	10.7	95.40	88.16	8.2
Unit Services ('000)	20.59	18.65	10.4	80.20	80.81	(0.8)
Cargo ('000 tonnes)	353.57	304.25	16.2	1,406.88	1,460.86	(3.7)
Gross Meals Produced ('M)	5.98	5.70	4.9	23.47	25.19	(6.8)
Unit Meals Produced ('M)	4.70	4.47	5.2	18.53	20.02	(7.4)

- 4Q09/10 saw higher business volumes across all operations y-o-y. This reflected the recovery of the Singapore economy and aviation sector.
- There were more passengers and flights handled in FY09/10 due to the addition of Tiger Airways, and more passenger and flights from LCCs. Meals produced and cargo throughput declined y-o-y as volumes have not recovered to the levels before the economic downturn.


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Dividends

	FY09/10	FY08/09
Interim Ordinary Dividends Paid (cents)	5.0	4.0
Final Ordinary Dividends Proposed (cents)	8.0	6.0
Total Ordinary Dividend Paid / Payable (cents)	13.0	10.0
Dividend Payout Ratio (%)	78.1	73.5

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Dividends
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Cents Per Share
6.0
6.0
7.0
8.0
9.0
10.0
10.0
14.0
10.0
13.0
Payout ratio 77.5%
Payout ratio 73.5%
Payout ratio
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08
2008-09
2009-10
Financial Year
Ordinary Dividends
Special Dividends
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Business Review - Daniels
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Total Grocery Growing at 3.9%
40
35
30
25
20
15
10
5
0
£ Bn
36.5
38.5
22.3
22.8
4.7
4.8
21.7
22.3
AMBIENT
FRESH
FROZEN
CHILLED
52 WE Mar'09
52 WE Mar'10
Source: Nielsen
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Delivered Catering Wholesale Market
%
20
15
10
5
0
-5
Total Delivered Catering Wholesale £7.2billion +2.1% YOY
Education
Workplace Catering
Health & Welfare
Pubs & Bars
Travel & Leisure
Hotels
Restaurants
Fast Food & Cafes
Value Share
% Change
Source: Delivered Catering Wholesale Service - Nielsen
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4 out of 5 Daniels' Categories Grew Last Year
£m
3000
2500
2000
1500
1000
500
0
2,571
2,085
+9.5%
1,661
1,356
1,232
-2%
864
+5%
566
+1%
244
203
146
+6%
140
Milk
Poultry
Chilled Ready Meals
Cheese
Yogurt
Chilled Juice Drinks
Chilled Desserts
Prepared Fruit
Cream
Bakery Desserts
Chilled Soup
52 Weeks Ending
Chilled Category Performance - 52 w/e 20th Mar '10
sats
27


Sweet Spot Brands
dorset cereals
honest, tasty and real
ACTIVIA
innocent
Rachel's
Health / Well-being
Ethical
Indulgence / Pleasure
Convenience / Practicality
YeoValley
Gu
ECOVER
POWERED BY NATURE
eco-care
NEW COVENT GARDEN FOOD Co
Nielsen - Top 10 Sweet Spot Brands
sats
28


3 Operating Companies
5 Product Categories
DANIELS
GROUP
Farmhouse Fare
DANIELS
CHILLED FOODS
International Cuisine
Soup
Juice
Desserts
Ready Meals
Fruit
sats
29


Daniels Group Sales
£m
160
140
120
100
80
60
40
20
0
10% CAGR
2005
2006
2007
2008
2009
sats
30


Product Category Sales Mix
7%
12%
28%
25%
28%
Soup Ready Meals Juice Fruit Desserts
sats
31


Multi Channel Sales Engagement
2%
3%
18%
20%
57%
Multiple Retail Convenience Foodservice Export B2B
• More opportunities to grow
• Good risk profile
• Low cost innovation trial in foodservice
• Improved utilisation of assets
• Increased Company valuation
sats
32


Brand vs Private Label Sales Mix
40%
60%
Brand
Private label
sats
33


Brand vs Private Label Sales Mix
(by Product Category)
NEW
COVENT GARDEN
FOOD Co
JOHNSONS
Farmhouse
Fare
sats
34

Category	Private Label	Brand
Soup	4%	96%
Ready Meals	95%	5%
Fruit	90%	10%
Drinks	46%	54%
Puddings	68%	32%

High Quality Private Label Customers

Soup	Drinks	CRM	Fruit	Puddings
Sainsbury's	Sainsbury's	ASDA	TESCO	Sainsbury's
Carrefour	PRET		PRET	MARKS & SPENCER
	Waitrose	SPAR	BRAKES	MORRISONS
	MORRISONS			ASDA
	HEMA		GREGGS	

sats

35

Key Customer Cross-Selling Opportunities

	Soup	Juice	Ready Meals	Fruit	Desserts
Sainsbury's	✓	✓			✓
TESCO	✓			✓	✓
ASDA	✓	✓	✓	✓	✓
	✓	✓	✓		✓
Waitrose	✓	✓			✓
PRET		✓		✓	✓
MORRISONS	✓	✓			✓
SPAR			✓	✓	
MARKS & SPENCER					✓

sats

36

Characteristics of Product Categories

Soup	Drinks	CRM	Fruit	Puddings
• No. 1 brand in Fresh Soup with market share of 42%. • Brand achieved CAGR of 9% over last 5 years. • Produce on average 900,000 packs a week.	• Leading position in UK Foodservice market with combined share of Brand and Private Label of >80%. • Dominate Coffeeshop sector with almost 100% share. • Also manufacture smoothies and assorted fresh juices. • Produce on average 900,000 packs a week.	• Largest supplier of niche, longer life CRM • Low-cost producer offering all cuisine types. • Produce 1,000,000 meals per week.	• Prepared Fruit has been the fastest growing chilled category over last 5 years. • Produce on average around 750,000 packs a week.	• Farmhouse Fare was acquired in late-2007 and achieved CAGR of >20% from 2007-09. • Has a 3% share of the Traditional sector of the Chilled Desserts market. • Specialise in "hot eating puddings" • Supply to all the top 6 major retailers in the UK

sats

Competitive Summary (Retail Markets)

	Market size	52 week growth	Daniels share %	Category position	Main competitors
Fresh Soup	£142m	6%	46%	1	Bakkavor 18% Northern 9%
Freshly Squeezed Orange Juice	£36m	-9%	60%	1	Wellness 40%
Ready Meals	£1.6bn	10%	4%	7	Bakkavor 22% Northern 21%
Fruit	£244m	1%	11%	4	Bakkavor 27% Wellness 25%
Traditional Desserts	£101m	2%	16%	3	Greencore 29% Samworths 20%

sats


Export Growth Drive
£m
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
1.8
2.8
4.7
2007
2008
2009
• 37% CAGR last 3 years
• France, Belgium, Holland
• Cross selling opportunities
• Brand and private label
• New capacity available
sats
39


UK Sites
6 factories
1 head office
1 distribution centre
Consett Ready Meals
Clitheroe Desserts
Leeds Fruit
Leeds Head Office
Grimsby Ready meals & Soup
Peterborough Soup
Peterborough Distribution Centre
Headcorn Juice
UK staff = 1,550
sats
40

Grimsby Factory Opened in April 2010

- Phase 1 investment £8.5m in 2010.
- Shared facility for Ready Meals and Soup where previously there was no spare capacity.
- New facility enabled the sale and closure of small, freehold, non developable soup facility in London.
- Future phase 2 opportunity (£4m) will further increase capacity at new site by 50%.





sats
one with you

Summary of Key Activities for FY09/10

- Built new factory in Grimsby.
- Worked with existing customers to increase market share position in product categories.
- Launched TV campaign tests for New Covent Garden.
- Implemented integration projects with Singapore ops.
- Launched >100 new products which represent over 15% of sales.
- Developed environmental programs that led to ICL being awarded Carbon Trust Standard (for reducing carbon emissions).
- Awarded significant new contract by largest customer in desserts.

sats
one with you

Business Review - Group

sats

one with you

Contracts Renewed / Secured in 4Q09/10

Singapore - Airport Services

- Ground and airfreight handling for Royal Brunei Airlines, Thai Airways.
- Aviation security services for Singapore Airlines.


ROYAL BRUNEI


SINGAPORE AIRLINES


THAI

Singapore - Food Solutions

- Supply of meats to Marina Bay Sands.
- Retort meals supply to an overseas military customer.
- Supply of coleslaw to Kentucky Fried Chicken.

sats

one with you

Contracts Renewed / Secured in 4Q09/10

Overseas - Airport Services

- SATS HK - passenger and ramp handling for Jet Airways, Malaysia Airlines, Tiger Airways.


JET AIRWAYS

malaysia

tiger airways.com

Overseas - Food Solutions

- Primary Industries (Queensland) - 5+5 years total logistics support contract worth A$224M from the Singapore Armed Forces.


sats

FY09/10 Review

Operational Excellence	Customer Intimacy	Innovation	Growth
• Launch of ONE! Service	• Activities with customers - key global account management	• Introduced concept of fine dining in hospital catering	• Acquisition and integration of SFI
• Prepared for aviation upturn	• SIA contract renewals	• Launch of Singapore's first cold-chain logistics hub - Coolport@Changi	• Access to more funding options - S$500M MTN programme
• Productivity drive through unions and workshops	• Launch of Premier Check-in Launch at T2	• Launch of 100+ new products by Daniels which represent >15% of sales.	• Access to new opportunities in tourism and hospitality sectors - IRs, hospital and large-scale events catering
• Strengthened organisational depth		• Launch of Jewels Artisan Chocolates to showcase food competency	• Capacity expansion • M&A opportunities

sats

Business Updates

- SFI integration
  - ✓ Integration has been substantially completed.
  - ✓ Expect savings of $12.2M p.a. (3Q09/10: $10.2M).
  - ✓ Savings achieved at $7.0M p.a. (3Q09/10: $6.0M).
- Divestments by Beijing Aviation Ground Services (BGS)
  - ✓ Involved 7 ground handling JVs formed with the respective airport companies in Nanchang, Wuhan, Chongqing, Guiyang, Changchun, Hohhot and Harbin.
  - ✓ SATS reached agreement with Capital Airport Holdings that BGS should sell its stakes if it could not gain meaningful influence over these JVs.
  - ✓ Divestments completed in 4Q09/10. SATS now has presence in 31 airports in 9 countries.

sats

Business Updates

- Signing of JV agreement with Air India
  - ✓ Formation of a single 50:50 JVCo, Air India SATS Airport Services, to house the three existing ground and cargo handling JVs in Bangalore and Hyderabad.
  - ✓ JVCo was incorporated on 20 April 2010.
  - ✓ SATS to start recognising profit contribution of JV from FY10/11.
- Technical ramp licence at Changi Airport
  - ✓ CAG granted SATS a technical ramp licence, commencing 1 May 2010.
  - ✓ With a full apron licence, SATS can provide the complete suite of ground handling services.
  - ✓ Capex is likely to be $5 - 6M p.a. over 3 years.

sats

Business Updates

- Coolport@Changi
  - ✓ Scheduled to commence operations in June 2010.
  - ✓ Investment $16M.




sats

49

FY10/11 Outlook

50

Outlook

With the current economic rebound in Asia, including Singapore, the aviation industry appears to be on the path to recovery. Across the regions, the Group expects to see an improvement in activity levels in this financial year as airlines gradually reinstate capacity with increased flights and cargo throughput.

In Singapore, the opening of the two integrated resorts and the hosting of iconic events including the inaugural Youth Olympic Games and the 2010 F1 Singapore Grand Prix are expected to drive growth in tourism and traffic at Changi Airport. SATS is poised to leverage on its core competencies in Airport Services and Food Solutions to access opportunities arising in the areas of hospitality and tourism across the regions.

Whilst striving to improve productivity and operational excellence, SATS will continue to be on the lookout for opportunities in and outside of Singapore to deliver sustained growth and profitability.

sats
one with you

FY10/11 Focus

	Customer Segments				
	Carriers	Government Agencies	Retail	Hotels/ Resorts	Institutions
Airport Services Singapore	• Launch of new products & services (eg. tech ramp) • Expansion of new gateways	• Off-airport security services		• Concierge cum meet-and-greet services • Off-airport check-in	
Food Solutions Singapore		• New contracts & projects	• Expand & strengthen categories • New products	• Opportunities for catering & supply of materials	• New catering opportunities
Daniels	• Airline catering in the UK		• New products • Strengthen existing brands		
M&A	• New locations for catering & airport services	• Broaden & secure food sources	• New categories • New locations		

sats
one with you



MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2010 12:54:33
Announcement No.	00035

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	SATS AWARDED TECHNICAL RAMP LICENCE AT CHANGI AIRPORT
Description	Please see attachment.
Attachments	TechRampLicence-PressRelease-Final.pdf Total size = **20K** (2048K size limit recommended)



sats

Media Release April/10

SATS AWARDED TECHNICAL RAMP LICENCE AT CHANGI AIRPORT

Singapore, 27 April 2010 – Singapore Airport Terminal Services Limited (SATS) announced today that it has been granted a technical ramp licence at Changi Airport by Changi Airport Group.

This licence will enable SATS to expand its comprehensive suite of ground handling services to include technical ramp services starting from 1 May 2010. The scope of technical ramp services will encompass the receiving and dispatching of aircraft which covers marshalling and parking, aircraft pushback/towing, aircraft exterior cleaning as well as the provision of ground power and cooling units.

Said Mr Clement Woon, President & Chief Executive Officer of SATS: "In line with our commitment to constantly innovate and broaden our service offerings, the addition of technical ramp services will allow SATS to offer a one-stop seamless ground handling solution to our airline customers at Changi Airport.

"SATS will also leverage on this opportunity to further improve productivity by optimising the utilisation of our resources. We expect that this additional licence will potentially increase our revenue for ground handling, now that we are able to compete on an equal footing with other ground handlers at the airport."

The technical ramp licence will run concurrently with SATS' existing ground handling licence.

----- End -----

About Singapore Airport Terminal Services Limited

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G



SATS has been listed on the Singapore Exchange since May 2000. For more information, please visit www.sats.com.sg.

Investor and Media Contacts for SATS:

Sandy Leng
AVP, Investor Relations
SATS
Tel: (65) 6541 8200
Tel: (65) 9018 5168
Email: sandy_leng@sats.com.sg

Jonathan Sanchez / Tan Kok Kuan
Regional Director Asia Pacific / Manager
Edelman Public Relations
Tel: (65) 6347 2311 / 6347 2323
Tel: (65) 9069 5600 / 93699552
Email: jonathan.sanchez@edelman.com
kokkuan.tan@edelman.com



MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	21-Apr-2010 12:44:01
Announcement No.	00017

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	INCORPORATION OF AIR INDIA SATS AIRPORT SERVICES PRIVATE LIMITED
Description	Singapore Airport Terminal Services Limited ("SATS") is pleased to announce that it has, on 20 April 2010, incorporated a 50:50 joint venture company, Air India SATS Airport Services Private Limited ("AISATS"), with the National Aviation Company of India Limited ("NACIL") in Delhi, India primarily for the provision of ground handling and cargo handling services in Bangalore and Hyderabad, India. The initial authorised share capital of AISATS is INR 5,00,000 with initial issued share capital at INR 1,00,000 consisting of 10,000 shares of INR 10 each. The transaction is not expected to have any material impact on SATS' net tangible assets and consolidated earnings per share for the current financial year.
Attachments	Total size = **0** (2048K size limit recommended)

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	16-Apr-2010 12:55:13
Announcement No.	00046

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	SATS AND AIR INDIA INK JOINT VENTURE AGREEMENT
Description	Please see attachment.
Attachments	NACIL-SATS_JVA.pdf Total size = **28K** (2048K size limit recommended)





Media Release April/10

SATS AND AIR INDIA INK JOINT VENTURE AGREEMENT

Singapore, 16 April 2010 – Singapore Airport Terminal Services (SATS) and Air India today signed an agreement to form a single 50:50 joint venture (JV) company that would serve as the vehicle to house their three existing ground and cargo handling JVs in Bangalore and Hyderabad.

To be named Air India SATS Airport Services Private Limited (AISATS), the JV company is in the process of being incorporated in Delhi.

In September 2008, SATS was chosen by Air India as its JV partner for ground handling in India. Prior to that, both companies have already collaborated in Hyderabad and Bangalore under three separate JVs, providing ground and cargo handling services since the opening of the new airports in March and May 2008 respectively. However, the incorporation of these JVs was held back, pending Air India's plans to select a strategic ground handling partner at the other metro airports in India, like Delhi and Mumbai where world class ground handling is required.

The incorporation of AISATS, which is expected to be completed next month, will provide a legal entity to house the existing operations in Bangalore and Hyderabad and potential operations in other metro airports. Air India and SATS will each nominate three representatives as Board members of AISATS.

Said Mr Clement Woon, President & Chief Executive Officer of SATS: "Our successful cooperation with Air India in Bangalore and Hyderabad has demonstrated the vast synergies that our partnership can potentially reap by combining Air India's strong local footprint and knowledge with SATS' experience and know-how in ground handling.

"Through this JV, we look forward to growing further our presence in India to serve our key customers at more locations. We also seek to deepen our participation in the privatisation of India's aviation sector and contribute to the growth of the industry," added Mr Woon.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

Mr Arvind Jadhav, Chairman & Managing Director of Air India, said: "SATS is a world class ground handler that is renowned within the industry for its operational excellence, innovation and commitment to customer satisfaction. Combining our knowledge of the market and the strengths SATS has built from its over 60 years of experience, we are confident that this JV will gain superior capabilities and competitiveness."

----- End -----

About Air India (National Aviation Company of India Limited)

Air India, India's national carrier, celebrated its Platinum Jubilee in 2007. Since the first flight on 15 October 1932, Air India has grown to become a mega international airline with a network of 51 destinations across the USA, Europe, Canada, Far-East and South-East Asia, and the Gulf. The airline's domestic network covers 62 destinations, including far-flung areas of the North-East, Ladakh, Andaman and Nicobar Islands. Air India's present fleet of 143 aircraft comprises a mix of the wide-body B777s, B747s, A330s and the narrow body Airbus A321s, A320s, A319s and the B737s.

Today, Air India is a multi-faceted aviation company with state-of-the-art in-house infrastructure for MRO, Ground Handling and Cargo operations.

About SATS (Singapore Airport Terminal Services Limited)

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information, please visit www.sats.com.sg.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G



Investor and Media Contacts for SATS:

Sandy Leng (Ms)
AVP, Investor Relations
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Email: sandy_leng@sats.com.sg

Jocelyn Ng (Ms)
Edelman Public Relations
Tel: (65) 67331110 (office hours)
Tel: (65) 94316141 (after office hours)
Email: jocelyn.ng@edelman.com



MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Apr-2010 17:29:06
Announcement No.	00095

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title * SATS releases 4Q and FY 2009/10 financial results on 5 May 2010

Description

Singapore, 15 April 2010 - Singapore Airport Terminal Services Limited (SATS) will be releasing its financial results for the fourth quarter and full year ended 31 March 2010 on Wednesday, 5 May 2010 before market trading hours.

The financial statements and press release will be made available on SGXNET and SATS' website at: http://www.sats.com.sg/newsats/investor_relations/financial_results.html.

Investor and Media Contact:
Sandy Leng
Assistant Vice President, Investor Relations
SATS
DID: (65) 6541 8200
Email: sandy_leng@sats.com.sg

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED


RECEIVED
2010 JUL 14 A 9:

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
ESOP 809	
30 June 2010	Lodgment of Return of Allotment of Shares – 19,400 shares
30 June 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
30 June 2010	Lodgment of Return of Allotment of Shares – 8,900 shares
30 June 2010	Lodgment of Return of Allotment of Shares – 1,400 shares
30 June 2010	Lodgment of Return of Allotment of Shares – 100 shares
30 June 2010	Lodgment of Return of Allotment of Shares – 267,350 shares
ESOP 808	
28 June 2010	Lodgment of Return of Allotment of Shares – 15,600 shares
28 June 2010	Lodgment of Return of Allotment of Shares – 12,600 shares
28 June 2010	Lodgment of Return of Allotment of Shares – 7,800 shares
28 June 2010	Lodgment of Return of Allotment of Shares – 8,400 shares
28 June 2010	Lodgment of Return of Allotment of Shares – 5,900 shares
28 June 2010	Lodgment of Return of Allotment of Shares – 3,200 shares
28 June 2010	Lodgment of Return of Allotment of Shares – 36,300 shares
ESOP 807	
18 June 2010	Lodgment of Return of Allotment of Shares – 23,600 shares
18 June 2010	Lodgment of Return of Allotment of Shares – 28,800 shares
18 June 2010	Lodgment of Return of Allotment of Shares – 15,800 shares
18 June 2010	Lodgment of Return of Allotment of Shares – 96,700 shares

ESOP 806

10 June 2010	Lodgment of Return of Allotment of Shares – 18,200 shares
10 June 2010	Lodgment of Return of Allotment of Shares – 5,200 shares
10 June 2010	Lodgment of Return of Allotment of Shares – 5,800 shares

ESOP 805

02 June 2010	Lodgment of Return of Allotment of Shares – 40,600 shares
02 June 2010	Lodgment of Return of Allotment of Shares – 10,400 shares
02 June 2010	Lodgment of Return of Allotment of Shares – 12,600 shares
02 June 2010	Lodgment of Return of Allotment of Shares – 3,200 shares
02 June 2010	Lodgment of Return of Allotment of Shares – 94,000 shares

ESOP 804

25 May 2010	Lodgment of Return of Allotment of Shares – 59,300 shares
25 May 2010	Lodgment of Return of Allotment of Shares – 33,400 shares
25 May 2010	Lodgment of Return of Allotment of Shares – 15,600 shares
25 May 2010	Lodgment of Return of Allotment of Shares – 5,200 shares

ESOP 803

19 May 2010	Lodgment of Return of Allotment of Shares – 62,300 shares
19 May 2010	Lodgment of Return of Allotment of Shares – 25,100 shares
19 May 2010	Lodgment of Return of Allotment of Shares – 11,000 shares
19 May 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
19 May 2010	Lodgment of Return of Allotment of Shares – 68,800 shares

ESOP 802

17 May 2010	Lodgment of Return of Allotment of Shares – 61,000 shares
17 May 2010	Lodgment of Return of Allotment of Shares – 37,000 shares
17 May 2010	Lodgment of Return of Allotment of Shares – 7,800 shares
17 May 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
17 May 2010	Lodgment of Return of Allotment of Shares – 5,200 shares
17 May 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
17 May 2010	Lodgment of Return of Allotment of Shares – 7,800 shares

ESOP 801

06 May 2010	Lodgment of Return of Allotment of Shares – 123,600 shares
06 May 2010	Lodgment of Return of Allotment of Shares – 97,400 shares
06 May 2010	Lodgment of Return of Allotment of Shares – 24,600 shares
06 May 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
06 May 2010	Lodgment of Return of Allotment of Shares – 91,000 shares

ESOP 800

27 April 2010	Lodgment of Return of Allotment of Shares – 221,500 shares
27 April 2010	Lodgment of Return of Allotment of Shares – 188,400 shares
27 April 2010	Lodgment of Return of Allotment of Shares – 27,200 shares
27 April 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
27 April 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
27 April 2010	Lodgment of Return of Allotment of Shares – 23,000 shares

ESOP 799

23 April 2010	Lodgment of Return of Allotment of Shares – 118,200 shares
23 April 2010	Lodgment of Return of Allotment of Shares – 105,800 shares
23 April 2010	Lodgment of Return of Allotment of Shares – 16,200 shares
23 April 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
22 April 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
22 April 2010	Lodgment of Return of Allotment of Shares – 10,600 shares

ESOP 798

21 April 2010	Lodgment of Return of Allotment of Shares – 212,480 shares
21 April 2010	Lodgment of Return of Allotment of Shares – 165,200 shares
21 April 2010	Lodgment of Return of Allotment of Shares – 46,400 shares
21 April 2010	Lodgment of Return of Allotment of Shares – 10,400 shares
20 April 2010	Lodgment of Return of Allotment of Shares – 10,000 shares
20 April 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
20 April 2010	Lodgment of Return of Allotment of Shares – 16,200 shares

RSP5

16 April 2010	Lodgment of Return of Allotment of Shares – 26,333 shares

ESOP 797

14 April 2010	Lodgment of Return of Allotment of Shares – 60,400 shares
14 April 2010	Lodgment of Return of Allotment of Shares – 49,400 shares
14 April 2010	Lodgment of Return of Allotment of Shares – 5,200 shares
14 April 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
14 April 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
14 April 2010	Lodgment of Return of Allotment of Shares – 5,200 shares

ESOP 796

08 April 2010	Lodgment of Return of Allotment of Shares – 50,800 shares
08 April 2010	Lodgment of Return of Allotment of Shares – 26,600 shares
08 April 2010	Lodgment of Return of Allotment of Shares – 7,800 shares
08 April 2010	Lodgment of Return of Allotment of Shares – 2,600 shares
08 April 2010	Lodgment of Return of Allotment of Shares – 46,600 shares

ESOP 795

06 April 2010	Lodgment of Return of Allotment of Shares – 125,925 shares
06 April 2010	Lodgment of Return of Allotment of Shares – 72,800 shares
06 April 2010	Lodgment of Return of Allotment of Shares – 52,600 shares
06 April 2010	Lodgment of Return of Allotment of Shares – 10,400 shares
06 April 2010	Lodgment of Return of Allotment of Shares – 10,400 shares
06 April 2010	Lodgment of Return of Allotment of Shares – 5,200 shares
06 April 2010	Lodgment of Return of Allotment of Shares – 19,300 shares
06 April 2010	Lodgment of Return of Allotment of Shares – 381,400 shares

Transaction Details

Transaction No. :	C100247456
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003721768A
Payment Date :	30/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	19,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	39,770.00	0.00	0.00
Amount of Paid Up Share Capital :	39,770.00	0.00	0.00
Date of Allotment : *	24/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,852,909	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,097,581.67	0.00	0.00
Amount of Paid Up Share Capital :	277,097,581.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/06/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

cop


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

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Transaction Details

Transaction No. :	C100247397
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003721724A
Payment Date :	30/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESoP809(5)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital (Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,772.00	0.00	0.00
Amount of Paid Up Share Capital :	5,772.00	0.00	0.00
Date of Allotment : *	24/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,833,509	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,057,811.67	0.00	0.00
Amount of Paid Up Share Capital :	277,057,811.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/06/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

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Transaction Details

Transaction No. :	C100247309
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003721650A
Payment Date :	30/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 809(4)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	8,900	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	18,156.00	0.00	0.00
Amount of Paid Up Share Capital :	18,156.00	0.00	0.00
Date of Allotment : *	24/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,830,909	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,052,039.67	0.00	0.00
Amount of Paid Up Share Capital :	277,052,039.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/06/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2006 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

ACRA Home

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Transaction Details

Transaction No. :	C100247257
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003721612A
Payment Date :	30/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 809 (3)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,400	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	2,170.00	0.00	0.00
Amount of Paid Up Share Capital :	2,170.00	0.00	0.00
Date of Allotment : *	24/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,822,009	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,033,883.67	0.00	0.00
Amount of Paid Up Share Capital :	277,033,883.67	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/06/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100247172
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003721550A
Payment Date :	30/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 809(2)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	100	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	119.00	0.00	0.00
Amount of Paid Up Share Capital :	119.00	0.00	0.00
Date of Allotment : *	24/06/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,820,609	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,031,713.67	0.00	0.00
Amount of Paid Up Share Capital :	277,031,713.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/06/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100247107
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003721500A
Payment Date :	30/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP809(1)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	267,350	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	467,862.50	0.00	0.00
Amount of Paid Up Share Capital :	467,862.50	0.00	0.00
Date of Allotment : *	24/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,820,509	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	277,031,594.67	0.00	0.00
Amount of Paid Up Share Capital :	277,031,594.67	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/06/2010



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

Transaction Details

Transaction No. :	C100238087
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003714534A
Payment Date :	28/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

E50P808(7)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,600	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	31,980.00	0.00	0.00
Amount of Paid Up Share Capital :	31,980.00	0.00	0.00
Date of Allotment : *	17/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,553,159	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,563,732.17	0.00	0.00
Amount of Paid Up Share Capital :	276,563,732.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :28/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Transaction Details

Transaction No. :	C100238051
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003714498A
Payment Date :	28/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 808 (6)



Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	12,600	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	27,972.00	0.00	0.00
Amount of Paid Up Share Capital :	27,972.00	0.00	0.00
Date of Allotment : *	17/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,537,559	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,531,752.17	0.00	0.00
Amount of Paid Up Share Capital :	276,531,752.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :28/06/2010



If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

Transaction Details

Transaction No. :	C100238020
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003714474A
Payment Date :	28/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 808(5)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	15,912.00	0.00	0.00
Amount of Paid Up Share Capital :	15,912.00	0.00	0.00
Date of Allotment : *	17/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,524,959	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,503,780.17	0.00	0.00
Amount of Paid Up Share Capital :	276,503,780.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :28/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2006 ACRA

Transaction Details

Transaction No. :	C100237973
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003714430A
Payment Date :	28/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62488028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2006 ACRA

ESOP 808(4)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	8,400	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	11,928.00	0.00	0.00
Amount of Paid Up Share Capital :	11,928.00	0.00	0.00
Date of Allotment : *	17/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,517,159	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,487,868.17	0.00	0.00
Amount of Paid Up Share Capital :	276,487,868.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :28/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

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Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100237952
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003714413A
Payment Date :	28/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62488028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 808 (3)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?
• Yes
o No

Are the shares of the company listed on the stock/securities exchange ?
• Yes
o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,900	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,145.00	0.00	0.00
Amount of Paid Up Share Capital :	9,145.00	0.00	0.00
Date of Allotment : *	17/06/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,508,759	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,475,940.17	0.00	0.00
Amount of Paid Up Share Capital :	276,475,940.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :28/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT © 2008 ACRA

Transaction Details

Transaction No. :	C100237940
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003714399A
Payment Date :	28/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 808(2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,200	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,808.00	0.00	0.00
Amount of Paid Up Share Capital :	3,808.00	0.00	0.00
Date of Allotment : *	17/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,502,859	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,466,795.17	0.00	0.00
Amount of Paid Up Share Capital :	276,466,795.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :28/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Transaction Details

Transaction No. :	C100237235
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003713870A
Payment Date :	28/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESCP 808(1)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	36,300	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	63,525.00	0.00	0.00
Amount of Paid Up Share Capital :	63,525.00	0.00	0.00
Date of Allotment : *	17/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,499,659	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,462,987.17	0.00	0.00
Amount of Paid Up Share Capital :	276,462,987.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :28/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

COP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100222822
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003701744A
Payment Date :	18/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP807(4)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	23,600	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	48,380.00	0.00	0.00
Amount of Paid Up Share Capital :	48,380.00	0.00	0.00
Date of Allotment : *	09/06/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,463,359	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,399,462.17	0.00	0.00
Amount of Paid Up Share Capital :	276,399,462.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :18/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100222798
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003701714A
Payment Date :	18/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 807 (3)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	28,800	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	63,936.00	0.00	0.00
Amount of Paid Up Share Capital :	63,936.00	0.00	0.00
Date of Allotment : *	09/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,439,759	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,351,082.17	0.00	0.00
Amount of Paid Up Share Capital :	276,351,082.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitte(herein to be true and to the best of my knowledge.

Dated on :18/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100222764
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003701678A
Payment Date :	18/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 807(2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,800	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	32,232.00	0.00	0.00
Amount of Paid Up Share Capital :	32,232.00	0.00	0.00
Date of Allotment : *	09/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,410,959	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,287,146.17	0.00	0.00
Amount of Paid Up Share Capital :	276,287,146.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :18/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100222726
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003701640A
Payment Date :	18/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP



Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	96,700	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	169,225.00	0.00	0.00
Amount of Paid Up Share Capital :	169,225.00	0.00	0.00
Date of Allotment : *	09/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,395,159	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,254,914.17	0.00	0.00
Amount of Paid Up Share Capital :	276,254,914.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :18/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

COP



Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100211955
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003692306A
Payment Date :	10/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP806(3)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	18,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37,310.00	0.00	0.00
Amount of Paid Up Share Capital :	37,310.00	0.00	0.00
Date of Allotment : *	02/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,298,459	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,085,689.17	0.00	0.00
Amount of Paid Up Share Capital :	276,085,689.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :10/06/2010

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100211936
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003692292A
Payment Date :	10/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

E50P806(2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	11,544.00	0.00	0.00
Amount of Paid Up Share Capital :	11,544.00	0.00	0.00
Date of Allotment : *	02/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,280,259	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,048,379.17	0.00	0.00
Amount of Paid Up Share Capital :	276,048,379.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitte herein to be true and to the best of my knowledge.

Dated on :10/06/2010

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100211877
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003692238A
Payment Date :	10/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 806(1)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,800	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,150.00	0.00	0.00
Amount of Paid Up Share Capital :	10,150.00	0.00	0.00
Date of Allotment : *	02/06/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,275,059	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,036,835.17	0.00	0.00
Amount of Paid Up Share Capital :	276,036,835.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :10/06/2010

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100200104
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003682207A
Payment Date :	02/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2006 ACRA

ESOP 805 (5)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	40,600	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	83,230.00	0.00	0.00
Amount of Paid Up Share Capital :	83,230.00	0.00	0.00
Date of Allotment : *	26/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,269,259	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	276,026,685.17	0.00	0.00
Amount of Paid Up Share Capital :	276,026,685.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100200094
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003682194A
Payment Date :	02/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 805(4)

Return of Allotment of Shares

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	23,088.00	0.00	0.00
Amount of Paid Up Share Capital :	23,088.00	0.00	0.00
Date of Allotment : *	26/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,228,659	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,943,455.17	0.00	0.00
Amount of Paid Up Share Capital :	275,943,455.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/06/2010

COPYRIGHT © 2008 ACRA

CDP



Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100200071
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003682174A
Payment Date :	02/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 805(3)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	12,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	25,704.00	0.00	0.00
Amount of Paid Up Share Capital :	25,704.00	0.00	0.00
Date of Allotment : *	26/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,218,259	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,920,367.17	0.00	0.00
Amount of Paid Up Share Capital :	275,920,367.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100200012
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003682162A
Payment Date :	02/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2006 ACRA

ESOP 805(2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,200	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,544.00	0.00	0.00
Amount of Paid Up Share Capital :	4,544.00	0.00	0.00
Date of Allotment : *	26/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,205,659	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,894,663.17	0.00	0.00
Amount of Paid Up Share Capital :	275,894,663.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :02/06/2010

If you encounter any problems with this service, please contact us at Tel: 62488028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100199993
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003682150A
Payment Date :	02/06/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 805 (1)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	94,000	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	164,500.00	0.00	0.00
Amount of Paid Up Share Capital :	164,500.00	0.00	0.00
Date of Allotment : *	26/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,202,459	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,890,119.17	0.00	0.00
Amount of Paid Up Share Capital :	275,890,119.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitte(herein to be true and to the best of my knowledge.

Dated on :02/06/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100189097
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003673020A
Payment Date :	25/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 804 (4)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	59,300	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	121,565.00	0.00	0.00
Amount of Paid Up Share Capital :	121,565.00	0.00	0.00
Date of Allotment : *	18/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,108,459	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,725,619.17	0.00	0.00
Amount of Paid Up Share Capital :	275,725,619.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity · Service · Excellence

Transaction Details

Transaction No. :	C100189077
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003673001A
Payment Date :	25/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

E Sop 804(3)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G		
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	33,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	74,148.00	0.00	0.00
Amount of Paid Up Share Capital :	74,148.00	0.00	0.00
Date of Allotment : *	18/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,049,159	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,604,054.17	0.00	0.00
Amount of Paid Up Share Capital :	275,604,054.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP

Singapore Government
Integrity • Service • Excellence

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Transaction Details

Transaction No. :	C100189052
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003672979A
Payment Date :	25/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 804 (2)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	31,824.00	0.00	0.00
Amount of Paid Up Share Capital :	31,824.00	0.00	0.00
Date of Allotment : *	18/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,015,759	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,529,906.17	0.00	0.00
Amount of Paid Up Share Capital :	275,529,906.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP

Transaction Details

Transaction No. :	C100188975
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003672914A
Payment Date :	25/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

650P 804 (1)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? • Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,100.00	0.00	0.00
Amount of Paid Up Share Capital :	9,100.00	0.00	0.00
Date of Allotment : *	18/05/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,095,000,159	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,498,082.17	0.00	0.00
Amount of Paid Up Share Capital :	275,498,082.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :25/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100181138
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003666310A
Payment Date :	19/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 803(5)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? • Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	62,300	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	127,715.00	0.00	0.00
Amount of Paid Up Share Capital :	127,715.00	0.00	0.00
Date of Allotment : *	13/05/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,994,959	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,488,982.17	0.00	0.00
Amount of Paid Up Share Capital :	275,488,982.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitte(herein to be true and to the best of my knowledge.

Dated on :19/05/2010

CDP

Transaction Details

Transaction No. :	C100181125
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003666301A
Payment Date :	19/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 803(4)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?
• Yes
o No

Are the shares of the company listed on the stock/securities exchange ?
• Yes
o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	25,100	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	55,722.00	0.00	0.00
Amount of Paid Up Share Capital :	55,722.00	0.00	0.00
Date of Allotment : *	13/05/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,932,659	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,361,267.17	0.00	0.00
Amount of Paid Up Share Capital :	275,361,267.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :19/05/2010

CDP



Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100181114
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003666295A
Payment Date :	19/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout|

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	11,000	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	22,440.00	0.00	0.00
Amount of Paid Up Share Capital :	22,440.00	0.00	0.00
Date of Allotment : *	13/05/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,907,559	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,305,545.17	0.00	0.00
Amount of Paid Up Share Capital :	275,305,545.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :19/05/2010

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100181109
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003666290A
Payment Date :	19/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 803(2)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	13/05/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,896,559	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,283,105.17	0.00	0.00
Amount of Paid Up Share Capital :	275,283,105.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :19/05/2010

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100181053
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003666251A
Payment Date :	19/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout|

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 803(1)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	68,800	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	120,400.00	0.00	0.00
Amount of Paid Up Share Capital :	120,400.00	0.00	0.00
Date of Allotment : *	13/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,893,959	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,279,075.17	0.00	0.00
Amount of Paid Up Share Capital :	275,279,075.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :19/05/2010

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100176575
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003662431A
Payment Date :	17/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 802 (7)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	61,000	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	125,050.00	0.00	0.00
Amount of Paid Up Share Capital :	125,050.00	0.00	0.00
Date of Allotment : *	06/05/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,825,159	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,158,675.17	0.00	0.00
Amount of Paid Up Share Capital :	275,158,675.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :17/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www acra gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

cpp

Transaction Details

Transaction No. :	C100176566
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003662419A
Payment Date :	17/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra gov sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

BSap 802(6)

Return of Allotment of Shares

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	37,000	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	82,140.00	0.00	0.00
Amount of Paid Up Share Capital :	82,140.00	0.00	0.00
Date of Allotment : *	06/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,764,159	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	275,033,625.17	0.00	0.00
Amount of Paid Up Share Capital :	275,033,625.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :17/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
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Transaction Details

Transaction No. :	C100176557
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003662406A
Payment Date :	17/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 802(5)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	15,912.00	0.00	0.00
Amount of Paid Up Share Capital :	15,912.00	0.00	0.00
Date of Allotment : *	06/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,727,159	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	274,951,485.17	0.00	0.00
Amount of Paid Up Share Capital :	274,951,485.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :17/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100176540
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003662394A
Payment Date :	17/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	06/05/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,719,359	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	274,935,573.17	0.00	0.00
Amount of Paid Up Share Capital :	274,935,573.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :17/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100176315
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003662187A
Payment Date :	17/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout|

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 802(3)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,060.00	0.00	0.00
Amount of Paid Up Share Capital :	8,060.00	0.00	0.00
Date of Allotment : *	06/05/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,716,759	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	274,931,881.17	0.00	0.00
Amount of Paid Up Share Capital :	274,931,881.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :17/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP

Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100176173
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003662058A
Payment Date :	17/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ES-P 8(2)()

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,094.00	0.00	0.00
Amount of Paid Up Share Capital :	3,094.00	0.00	0.00
Date of Allotment : *	06/05/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,711,559	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	274,923,821.17	0.00	0.00
Amount of Paid Up Share Capital :	274,923,821.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitte herein to be true and to the best of my knowledge.

Dated on :17/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100176151
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003662040A
Payment Date :	17/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 802(1)

Return of Allotment of Shares

1. Enter Registration No. | 2. Make Changes | 3. Review Changes | 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13,650.00	0.00	0.00
Amount of Paid Up Share Capital :	13,650.00	0.00	0.00
Date of Allotment : *	06/05/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,708,959	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	274,920,727.17	0.00	0.00
Amount of Paid Up Share Capital :	274,920,727.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :17/05/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100161735
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003649970A
Payment Date :	06/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 801 (5)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	123,600	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	253,380.00	0.00	0.00
Amount of Paid Up Share Capital :	253,380.00	0.00	0.00
Date of Allotment : *	30/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,701,159	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	274,907,077.17	0.00	0.00
Amount of Paid Up Share Capital :	274,907,077.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/05/2010

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2009 ACRA

C.DP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100161709
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003649951A
Payment Date :	06/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 601 (4)

Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	97,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	216,228.00	0.00	0.00
Amount of Paid Up Share Capital :	216,228.00	0.00	0.00
Date of Allotment : *	30/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,094,577,559	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	274,653,697.17	0.00	0.00
Amount of Paid Up Share Capital :	274,653,697.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/05/2010

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100161691
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003649935A
Payment Date :	06/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 801 (3)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	24,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	50,184.00	0.00	0.00
Amount of Paid Up Share Capital :	50,184.00	0.00	0.00
Date of Allotment : *	30/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,094,480,159	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	274,437,469.17	0.00	0.00
Amount of Paid Up Share Capital :	274,437,469.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/05/2010

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100161661
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003649911A
Payment Date :	06/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP S01(2)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? • Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	30/04/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,455,559	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	274,387,285.17	0.00	0.00
Amount of Paid Up Share Capital :	274,387,285.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/05/2010

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

COP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

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Transaction Details

Transaction No. :	C100161625
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003649877A
Payment Date :	06/05/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 801 (1)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?
- • Yes
- o No

Are the shares of the company listed on the stock/securities exchange ?
- • Yes
- o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	91,000	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	159,250.00	0.00	0.00
Amount of Paid Up Share Capital :	159,250.00	0.00	0.00
Date of Allotment : *	30/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,452,959	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	274,383,593.17	0.00	0.00
Amount of Paid Up Share Capital :	274,383,593.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/05/2010

Back | Print This Page | Confirm

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2005 ACRA

CDP

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout



Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100149561
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003640036A
Payment Date :	27/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 800 (6)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	221,500	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	454,075.00	0.00	0.00
Amount of Paid Up Share Capital :	454,075.00	0.00	0.00
Date of Allotment : *	23/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,361,959	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	274,224,343.17	0.00	0.00
Amount of Paid Up Share Capital :	274,224,343.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :27/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100149554
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003640030A
Payment Date :	27/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 800 (5)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	188,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	418,248.00	0.00	0.00
Amount of Paid Up Share Capital :	418,248.00	0.00	0.00
Date of Allotment : *	23/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,094,140,459	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	273,770,268.17	0.00	0.00
Amount of Paid Up Share Capital :	273,770,268.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitte herein to be true and to the best of my knowledge.

Dated on :27/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www acra gov sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

cop

Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100149450
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003639945A
Payment Date :	27/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 800 (4)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	27,200	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	55,488.00	0.00	0.00
Amount of Paid Up Share Capital :	55,488.00	0.00	0.00
Date of Allotment : *	23/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,952,059	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	273,352,020.17	0.00	0.00
Amount of Paid Up Share Capital :	273,352,020.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :27/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT © 2008 ACRA

cop


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100149426
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003639925A
Payment Date :	27/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 800 (3)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	23/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,924,859	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	273,296,532.17	0.00	0.00
Amount of Paid Up Share Capital :	273,296,532.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :27/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

cop


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100149394
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003639894A
Payment Date :	27/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP800(2)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	23/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,922,259	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	273,292,840.17	0.00	0.00
Amount of Paid Up Share Capital :	273,292,840.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :27/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP



Transaction Details

Transaction No. :	C100149158
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003639676A
Payment Date :	27/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra gov sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www acra gov sg/Publications/BizFile_eGuides htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 800(1)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes o No

Are the shares of the company listed on the stock/securities exchange ? • Yes o No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	23,000	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	40,250.00	0.00	0.00
Amount of Paid Up Share Capital :	40,250.00	0.00	0.00
Date of Allotment : *	23/04/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,919,659	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	273,288,810.17	0.00	0.00
Amount of Paid Up Share Capital :	273,288,810.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitte(herein to be true and to the best of my knowledge.

Dated on :27/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www acra gov sg/Publications/BizFile_eGuides htm.

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100144164
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003635623A
Payment Date :	23/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 799(6)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	118,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	242,310.00	0.00	0.00
Amount of Paid Up Share Capital :	242,310.00	0.00	0.00
Date of Allotment : *	15/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,896,659	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	273,248,560.17	0.00	0.00
Amount of Paid Up Share Capital :	273,248,560.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :23/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra gov sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100144147
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003635609A
Payment Date :	23/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 799(5)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	105,800	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	234,876.00	0.00	0.00
Amount of Paid Up Share Capital :	234,876.00	0.00	0.00
Date of Allotment : *	15/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,778,459	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	273,006,250.17	0.00	0.00
Amount of Paid Up Share Capital :	273,006,250.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :23/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C100144135
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003635599A
Payment Date :	23/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout |

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra gov sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra gov sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 799(4)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	16,200	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	33,048.00	0.00	0.00
Amount of Paid Up Share Capital :	33,048.00	0.00	0.00
Date of Allotment : *	15/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,672,659	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	272,771,374.17	0.00	0.00
Amount of Paid Up Share Capital :	272,771,374.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :23/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Transaction Details

Transaction No. :	C100144035
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003635510A
Payment Date :	23/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout|

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http //www.acra gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

ESOP 799 (3)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	15/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,656,459	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	272,738,326.17	0.00	0.00
Amount of Paid Up Share Capital :	272,738,326.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :23/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP

Singapore Government
Integrity · Service · Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100143994
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003635476A
Payment Date :	23/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 799(2)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,094.00	0.00	0.00
Amount of Paid Up Share Capital :	3,094.00	0.00	0.00
Date of Allotment : *	15/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,653,859	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	272,734,634.17	0.00	0.00
Amount of Paid Up Share Capital :	272,734,634.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :22/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www acra gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP

Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100143283
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003634889A
Payment Date :	22/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 7-99(1)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	18,550.00	0.00	0.00
Amount of Paid Up Share Capital :	18,550.00	0.00	0.00
Date of Allotment : *	15/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,651,259	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	272,731,540.17	0.00	0.00
Amount of Paid Up Share Capital :	272,731,540.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :22/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www acra gov sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www acra gov sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2008 ACRA

CDP

Transaction Details

Transaction No. :	C100140195
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003632163A
Payment Date :	21/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 798(7)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	212,480	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	435,584.00	0.00	0.00
Amount of Paid Up Share Capital :	435,584.00	0.00	0.00
Date of Allotment : *	08/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,640,659	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figures not precise.	272,712,990.17	0.00	0.00
Amount of Paid Up Share Capital :	272,712,990.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :21/04/2010

Back | Print This Page | Confirm

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If you encounter any problems with this service, please contact us at Tel: 62488028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_uGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100140073
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003632040A
Payment Date :	21/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

E20P798 (6)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	• Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	165,200	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	366,744.00	0.00	0.00
Amount of Paid Up Share Capital :	366,744.00	0.00	0.00
Date of Allotment : *	08/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,428,179	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	272,277,406.17	0.00	0.00
Amount of Paid Up Share Capital :	272,277,406.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :21/04/2010

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100140041
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003632001A
Payment Date :	21/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http //www.acra gov sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra gov sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP T98(5)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	46,400	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	94,656.00	0.00	0.00
Amount of Paid Up Share Capital :	94,656.00	0.00	0.00
Date of Allotment : *	08/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,262,979	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,910,662.17	0.00	0.00
Amount of Paid Up Share Capital :	271,910,662.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :21/04/2010

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100139956
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003631918A
Payment Date :	21/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ECDP 79(4)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	14,768.00	0.00	0.00
Amount of Paid Up Share Capital :	14,768.00	0.00	0.00
Date of Allotment : *	08/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,216,579	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	271,816,006.17	0.00	0.00
Amount of Paid Up Share Capital :	271,816,006.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :21/04/2010

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2006 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100139659
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003631741A
Payment Date :	20/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

EDP 798 (3)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,000	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	15,500.00	0.00	0.00
Amount of Paid Up Share Capital :	15,500.00	0.00	0.00
Date of Allotment : *	08/04/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,206,179	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	271,801,238.17	0.00	0.00
Amount of Paid Up Share Capital :	271,801,238.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/04/2010

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PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

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Transaction Details

Transaction No. :	C100139531
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003631635A
Payment Date :	20/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 77(2)


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

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Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? • Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,094.00	0.00	0.00
Amount of Paid Up Share Capital :	3,094.00	0.00	0.00
Date of Allotment : *	08/04/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,196,179	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,785,738.17	0.00	0.00
Amount of Paid Up Share Capital :	271,785,738.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/04/2010

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PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

CDP


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

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Welcome, Woo May Poh | Logout

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Transaction Details

Transaction No. :	C100138569
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003630785A
Payment Date :	20/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 798(1)


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G		
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED		
Power under S161 of the Companies Act ***(Click above link to edit)***			
Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No		
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No		
Share Capital ***(Click above link to edit)***			
1.			
Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	16,200	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	28,350.00	0.00	0.00
Amount of Paid Up Share Capital :	28,350.00	0.00	0.00
Date of Allotment : *	08/04/2010		

Resultant Share Capital

1			
Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,193,579	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	271,782,644.17	0.00	0.00
Amount of Paid Up Share Capital :	271,782,644.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/04/2010

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PRIVACY TERMS OF USE COPYRIGHT © 2008 ACRA



Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |
Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100136080
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003628686A
Payment Date :	16/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT 2008 ACRA

RSP 5

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? • Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : ○In cash •For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	26,333	0	0
Price per Share :	0.00	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	0.00	0.00	0.00
Amount of Paid Up Share Capital :	0.00	0.00	0.00

The consideration for which the shares have been allotted : Shares vested pursuant to SATS Share Plan

 # Option 2

Contract in writing

Date of Document : * 19/07/2005

Attachment : * TS_Notice of Reso_Annexure A_19 July 200520100416204458.pdf

Continuation of Attachment :

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,177,379	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,754,294.17	0.00	0.00
Amount of Paid Up Share Capital :	271,754,294.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :16/04/2010

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PRIVACY TERMS OF USE COPYRIGHT © 2008 ACRA

This is Annexure A attached to the Notice of Resolution relating to the resolutions passed at the Extraordinary General Meeting of the Company held on 19 July 2005.

IT WAS RESOLVED:

(2) <u>(Ordinary Resolution) The Proposed Share Issue Mandate</u>

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

(3) <u>(Ordinary Resolution) The Proposed Modification to, and Renewal of, the Mandate for Interested Person Transactions</u>

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("Chapter 9") of the SGX-ST, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 2 to the Circular with any party who is of the class of interested persons described in Appendix 2 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "IPT Mandate") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

(4) <u>(Ordinary Resolution) The Proposed SATS Restricted Share Plan</u>

That:

(a) a new restricted share plan to be known as the "SATS Restricted Share Plan" (the "SATS RSP"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("RSP Awards") of fully paid-up ordinary shares of S$0.10 each in the capital of the Company (the "Shares"), their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the SATS RSP; and

(ii) to modify and/or alter the SATS RSP from time to time, provided that such modification and/or alteration is effected in accordance

with the provisions of the SATS RSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS RSP; and

(c) the Directors of the Company be and are hereby authorised to grant RSP Awards in accordance with the provisions of the SATS RSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be allotted and issued pursuant to the vesting of RSP Awards under the SATS RSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS Employee Share Option Plan (the "SATS ESOP"), the SATS RSP and the SATS PSP (as defined in Resolution 5 below) shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

(5) <u>(Ordinary Resolution) The Proposed SATS Performance Share Plan</u>

That:

(a) a new performance share plan to be known as the "SATS Performance Share Plan" (the "SATS PSP"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("PSP Awards") of fully paid-up Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the SATS PSP; and

(ii) to modify and/or alter the SATS PSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SATS PSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS PSP; and

(c) the Directors of the Company be and are hereby authorised to grant PSP Awards in accordance with the provisions of the SATS PSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be issued pursuant to the vesting of PSP Awards under the SATS PSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS ESOP, the SATS PSP and the SATS RSP shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

Transaction Details

Transaction No. :	C100132141
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003625210A
Payment Date :	14/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 797(6)

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? • Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? • Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	60,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise	123,820.00	0.00	0.00
Amount of Paid Up Share Capital :	123,820.00	0.00	0.00
Date of Allotment : *	30/03/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,151,046	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,754,294.17	0.00	0.00
Amount of Paid Up Share Capital :	271,754,294.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitte herein to be true and to the best of my knowledge.

Dated on :14/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Singapore Government
Integrity · Service · Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Woo May Poh | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100132112
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003625185A
Payment Date :	14/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 797(5)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?
• Yes
o No

Are the shares of the company listed on the stock/securities exchange ?
• Yes
o No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	49,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	109,668.00	0.00	0.00
Amount of Paid Up Share Capital :	109,668.00	0.00	0.00
Date of Allotment : *	30/03/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,090,646	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,630,474.17	0.00	0.00
Amount of Paid Up Share Capital :	271,630,474.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submittec herein to be true and to the best of my knowledge.

Dated on :14/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Transaction Details

Transaction No. :	C100132085
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003625158A
Payment Date :	14/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 797 (4)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?
- • Yes
- o No

Are the shares of the company listed on the stock/securities exchange ?
- • Yes
- o No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : •In cash oFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,608.00	0.00	0.00
Amount of Paid Up Share Capital :	10,608.00	0.00	0.00
Date of Allotment : *	30/03/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,041,246	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,520,806.17	0.00	0.00
Amount of Paid Up Share Capital :	271,520,806.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitte(herein to be true and to the best of my knowledge.

Dated on :14/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT © 2008 ACRA

Transaction Details

Transaction No. :	C100132056
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003625130A
Payment Date :	14/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 797(3)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	30/03/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,036,046	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,510,198.17	0.00	0.00
Amount of Paid Up Share Capital :	271,510,198.17	0.00	0.00

Declaration

I, WOO MAY POH MABEL, Professional body/service bureau, declare the information which has been submitte herein to be true and to the best of my knowledge.

Dated on :14/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Transaction Details

Transaction No. :	C100131701
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003624837A
Payment Date :	14/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

COPYRIGHT © 2007 ACRA

ESOP 797 (2)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	30/03/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,033,446	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,506,506.17	0.00	0.00
Amount of Paid Up Share Capital :	271,506,506.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/04/2010

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Transaction Details

Transaction No. :	C100131673
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003624812A
Payment Date :	14/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

ESOP 797 (1)

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	• Yes o No
Are the shares of the company listed on the stock/securities exchange ?	• Yes o No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	•In cash	oFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,100.00	0.00	0.00
Amount of Paid Up Share Capital :	9,100.00	0.00	0.00
Date of Allotment : *	30/03/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,030,846	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,502,476.17	0.00	0.00
Amount of Paid Up Share Capital :	271,502,476.17	0.00	0.00

Declaration

I, **WOO MAY POH MABEL, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :14/04/2010

14

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. **The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at** http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY   TERMS OF USE   COPYRIGHT © 2008 ACRA

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100122865
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003617134A
Payment Date :	08/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	50,800	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	104,140.00	0.00	0.00
Amount of Paid Up Share Capital :	104,140.00	0.00	0.00
Date of Allotment : *	26/03/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,093,025,646	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,493,376.17	0.00	0.00
Amount of Paid Up Share Capital :	271,493,376.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/04/2010

Back | Print This Page | Confirm

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C100122862
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003617129A
Payment Date :	08/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	26,600	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	59,052.00	0.00	0.00
Amount of Paid Up Share Capital :	59,052.00	0.00	0.00
Date of Allotment : *	26/03/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,974,846	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,389,236.17	0.00	0.00
Amount of Paid Up Share Capital :	271,389,236.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/04/2010

Back Print This Page Confir

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C100122858
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003617125A
Payment Date :	08/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	15,912.00	0.00	0.00
Amount of Paid Up Share Capital :	15,912.00	0.00	0.00
Date of Allotment : *	26/03/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,948,246	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,330,184.17	0.00	0.00
Amount of Paid Up Share Capital :	271,330,184.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/04/2010

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

'Velcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100122855
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003617118A
Payment Date :	08/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	26/03/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,940,446	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,314,272.17	0.00	0.00
Amount of Paid Up Share Capital :	271,314,272.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/04/2010


Back
Print This Page
Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE COPYRIGHT © 2008 ACRA

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

'Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100122850
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003617108A
Payment Date :	08/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACR


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	46,600	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	100,190.00	0.00	0.00
Amount of Paid Up Share Capital :	100,190.00	0.00	0.00
Date of Allotment : *	26/03/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,937,846	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,309,722.17	0.00	0.00
Amount of Paid Up Share Capital :	271,309,722.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/04/2010


Back
Print This Page
Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100119337
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003614116A
Payment Date :	06/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	125,925	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	258,146.25	0.00	0.00
Amount of Paid Up Share Capital :	258,146.25	0.00	0.00
Date of Allotment : *	25/03/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,891,246	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	271,209,532.17	0.00	0.00
Amount of Paid Up Share Capital :	271,209,532.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/04/2010


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100119323
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003614102A
Payment Date :	06/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	72,800	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	161,616.00	0.00	0.00
Amount of Paid Up Share Capital :	161,616.00	0.00	0.00
Date of Allotment : *	25/03/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,765,321	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	270,951,385.92	0.00	0.00
Amount of Paid Up Share Capital :	270,951,385.92	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/04/2010

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C100119313
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003614097A
Payment Date :	06/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	52,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	107,304.00	0.00	0.00
Amount of Paid Up Share Capital :	107,304.00	0.00	0.00
Date of Allotment : *	25/03/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,692,521	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	270,789,769.92	0.00	0.00
Amount of Paid Up Share Capital :	270,789,769.92	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/04/2010


Back
Print This Page
Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100119301
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003614087A
Payment Date :	06/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	14,768.00	0.00	0.00
Amount of Paid Up Share Capital :	14,768.00	0.00	0.00
Date of Allotment : *	25/03/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,639,921	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	270,682,465.92	0.00	0.00
Amount of Paid Up Share Capital :	270,682,465.92	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/04/2010


Back
Print This Page
Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100119293
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003614077A
Payment Date :	06/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	16,120.00	0.00	0.00
Amount of Paid Up Share Capital :	16,120.00	0.00	0.00
Date of Allotment : *	25/03/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,629,521	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	270,667,697.92	0.00	0.00
Amount of Paid Up Share Capital :	270,667,697.92	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/04/2010


Back
Print This Page
Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C100119289
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003614069A
Payment Date :	06/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes O No

Are the shares of the company listed on the stock/securities exchange ? ● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	6,188.00	0.00	0.00
Amount of Paid Up Share Capital :	6,188.00	0.00	0.00
Date of Allotment : *	25/03/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,619,121	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	270,651,577.92	0.00	0.00
Amount of Paid Up Share Capital :	270,651,577.92	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/04/2010


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Velcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C100119284
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003614065A
Payment Date :	06/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	19,300	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	33,775.00	0.00	0.00
Amount of Paid Up Share Capital :	33,775.00	0.00	0.00
Date of Allotment : *	25/03/2010		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,613,921	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	270,645,389.92	0.00	0.00
Amount of Paid Up Share Capital :	270,645,389.92	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/04/2010

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C100119276
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003614058A
Payment Date :	06/04/2010
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACF


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	381,400	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	820,010.00	0.00	0.00
Amount of Paid Up Share Capital :	820,010.00	0.00	0.00
Date of Allotment : *	25/03/2010		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,092,594,621	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	270,611,614.92	0.00	0.00
Amount of Paid Up Share Capital :	270,611,614.92	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :06/04/2010


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

COPYRIGHT © 2008 ACRA